Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

dated August 8, 2007

by and among

Smurfit-Stone Container Enterprises, Inc.,

Georgia-Pacific Brewton LLC,

and

Georgia-Pacific LLC

i

5.09 Non-Solicitation	39
5.10 Non-Compete	40
5.11 Confidentiality	42
5.12 Prorated Assets and Liabilities	43
5.13 Tax Exemptions and Abatements	44
5.14 Revenue Bonds	44
5.15 Collection of Receivables; Reimbursement of Assumed Liabilities or Non-Assumed Liabilities	45
5.16 MACT Projects	46
5.17 IT Transition.	50
5.18 Transition Services Agreement	51
5.19 Capital Expenditures	51

ARTICLE VI

Financial Statements; Other Prior Deliveries and Pre-Closing Deliveries	52

6.01 Pre-Signing Deliveries	52
6.02 Title Policy Delivery	53

ARTICLE VII

Warranties and Representations of Seller	55

7.01 Due Incorporation and Qualification	55
7.02 Authority	56
7.03 No Violations and Consents	56
7.04 Brokers	57
7.05 Sufficiency	57
7.06 Contracts	57
7.07 Financial Statements	60
7.08 Insurance	60
7.09 Real Property	60
7.10 Title to Tangible Personal Property	61
7.11 Intellectual Property	62
7.12 Litigation	63
7.13 Compliance With Laws	63
7.14 Labor Matters	64
7.15 Employment	64
7.16 Employee Benefit Matters	65
7.17 Taxes	66
7.18 Licenses and Permits	67
7.19 Environmental Compliance	67
7.20 Disclaimer of Warranties	69

ARTICLE VIII

Warranties and Representations of Purchaser and GP	69

8.01 Due Formation	69
8.02 Authority	69
8.03 No Violations	70
8.04 Brokers	70

8.05 Litigation	70
8.06 Financial Ability	71

ARTICLE IX

Conditions to Closing Applicable to Purchaser	71

9.01 No Termination	71
9.02 Bring-Down of Seller Warranties	71
9.03 No Material Adverse Effect	71
9.04 Pending Actions	72
9.05 Consents and Approvals	72
9.06 Release of Liens	72
9.07 HSR Act	72
9.08 All Necessary Documents	72
9.09 Title Policy	72
9.10 Expenditure Statements	72

ARTICLE X

Conditions to Closing Applicable to Seller	73

10.01 No Termination	73
10.02 Bring-Down of Purchaser Warranties	73
10.03 Pending Actions	73
10.04 Release of Liens	73
10.05 HSR Act	74
10.06 All Necessary Documents	74

ARTICLE XI

Termination	74

11.01 Termination	74

ARTICLE XII

Indemnification	75

12.01 Seller Indemnification	75
12.02 Limitations on Seller’s Indemnification Obligation	76
12.03 Purchaser Indemnification	77
12.04 Limitations on Purchaser’s Indemnification Obligation	77
12.05 Other Limitations	78
12.06 Indemnification Notice and Procedure	79
12.07 Special Procedures Relating to Specified Environmental Matters	81
12.08 Effect of Indemnity Payments	87
12.09 Certain Tax Matters	87

ARTICLE XIII

Employee Matters	88

13.01 No Obligation to Hire Employees	88

13.02 WARN Act	89
13.03 Severance Obligations.	89
13.04 COBRA Health Care	90
13.05 Past Service and Vacations	90
13.06 Participation in Purchaser’s Plans	90
13.07 Seller’s Retained Labor and Employment Liabilities	91
13.08 Miscellaneous Employee Matters	92
13.09 No Third Party Beneficiaries	92

ARTICLE XIV

Certain Other Understandings	92

14.01 Post Closing Access to Records and Records Retention	92
14.02 Consents Not Obtained at Closing	93
14.03 Bulk Sale Waiver and Indemnity	94
14.04 Use of Business Names	94
14.05 Communications and Remittances	95

ARTICLE XV

Miscellaneous	95

15.01 Cost and Expenses	95
15.02 Entire Agreement	96
15.03 Counterparts	96
15.04 Assignment, Successors and Assigns	96
15.05 Like-Kind Exchange	97
15.06 Savings Clause	97
15.07 Headings	98
15.08 Risk of Loss	98
15.09 Governing Law	98
15.10 Press Releases	98
15.11 U.S. Dollars	98
15.12 Survival	98
15.13 Notices	99
15.14 No Third Party Beneficiaries	100
15.15 Jurisdiction and Consent to Service	100
15.16 WAIVER OF A JURY TRIAL	100
15.17 No Presumption Against Drafter	100
15.18 Parent Guarantee	100
15.19 License of White Top Intellectual Property	101

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement made and entered into this 8th day of August, 2007 by and among Georgia-Pacific Brewton LLC, a Delaware limited liability company (“Purchaser”), Georgia-Pacific LLC, a Delaware limited liability company (“GP”), and Smurfit-Stone Container Enterprises, Inc., a Delaware corporation (“Seller”).

Recitals:

A.                                   Seller owns a mill located in Brewton, Alabama (the “Facility”) which manufactures and sells (i) white-top linerboard (“White Top Business”); and (ii) solid bleached sulphate board (“SBS Business”).

B.                                     Seller desires to sell substantially all of the Purchased Assets, and Purchaser desires to acquire the Purchased Assets, on the terms and subject to the conditions hereinafter set forth.

Now, therefore, in consideration of the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

Definitions

1.01                           Previously Defined Terms.  Each term defined in the first paragraph and Recitals shall have the meaning set forth above whenever used herein, unless otherwise expressly provided or unless the context clearly requires otherwise.

1.02                           General Definitions.  In addition to the terms defined in the first paragraph and Recitals, whenever used herein, the following terms shall have the meanings set forth below unless otherwise expressly provided or unless the context clearly requires otherwise:

“1992 Bonds” – See Section 5.14(b).

“1996 Bonds” – See Section 5.14(a).

“2007 MACT Standard” means the particulate emissions rate for existing solid fuel boilers set forth in the federally promulgated National Emission Standards for Hazardous Air Pollutants (“NESHAP” or also known as the Maximum Available Control Technology or “MACT” standards) at 40 CFR Part 63, Subpart DDDDD (“Boiler MACT”) (as promulgated by the EPA on September 13, 2004) as the same were in effect on May 31, 2007.

“Affiliate” shall mean a Person which, directly or indirectly, is controlled by, controls, or is under common control with, another Person.  As used in the preceding sentence, “control” shall mean (a) the ownership of more than 35% of the voting securities or other voting interest of any Person, or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  Notwithstanding the foregoing, all references to Purchaser’s Affiliates shall be limited to direct and indirect subsidiaries of Georgia-Pacific Equity Holdings LLC.

“Agreement” shall mean this Asset Purchase Agreement, dated as of August 8, 2007, by and between Purchaser and Seller, as the same may be amended or modified from time to time in accordance with the provisions hereof.

“Ancillary Agreements” shall mean (a) a White-Top Supply Agreement substantially in the form of Exhibit A attached hereto and (b) subject to Section 5.18, a Transition Services Agreement substantially in the form of Exhibit B attached hereto.

“A/R Reconciliation Statement” – See Section 2.07(c).

“Assumed Contracts” – See clause (f) of the definition of Purchased Assets.

“Assumed Liabilities” – See Section 2.03(a).

“Balance Sheet Date” – See Section 6.01(a).

“Business” shall mean the White Top Business and the SBS Business, including the pulp and paper mill located at the Facility.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.

“Capital Expenditure Statement” – See Section 5.19.

“Closing” – See Section 3.01.

“Closing A/R Value” – See Section 2.07(c).

“Closing Date” – See Section 3.01.

“Closing Inventory “ – See Section 2.07(d).

“Closing Statement” – See Section 2.07(a).

“COBRA” – See Section 13.04.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Collective Bargaining Agreements” – See Section 7.14.

“Competitive Business” – See Section 5.10(a).

“Computer Hardware” shall mean any computer hardware, equipment and peripherals of any kind and of any platform, including desktop and laptop personal computers, handheld computerized devices, mid-range and mainframe computers, process control and distributed control systems, telephone and voicemail systems, and network telecommunications equipment.

“Computer Software” shall mean any and all computer programs, including operating system and applications software, implementations of algorithms, and program interfaces, whether in source code or object code and all documentation, including technical and user manuals, relating to the foregoing, including the Computer Software set forth in Section 1.02-6 of the Disclosure Schedule.

“Confidential Information” – See Section 5.11.

“Contracts” – See clause (f) of the definition of Purchased Assets.

“CPA Firm” – See Section 2.07(d).

“Credit Agreement” – See Section 5.07.

“Date of the Notice of Claim” – See Section 12.06(e).

“Deductible” – See Section 12.01(a).

“Descriptive Memorandum” shall mean that certain confidential information memorandum that was distributed by Seller with respect to the Business.

“Disclosure Schedule” shall mean the letter dated even date herewith delivered to Purchaser from Seller pursuant to Section 6.01(c) of this Agreement simultaneously with the execution and delivery of this Agreement.

“DOJ” shall mean the United States Department of Justice.

“Effective Time” – See Section 3.01.

“Employee Plans” – See Section 7.16(a).

“Employees” shall mean the employees of Seller employed with respect to the Business immediately prior to the Closing Date, including those employees set forth in Section 1.02-1 of the Disclosure Schedule that are employed in the wood procurement capability relating to the Business, employees on vacation, approved personal leave or absence, workers’ compensation leave, military leave, maternity leave or other family or medical leave.

“Employment Agreements” shall mean all agreements or contracts between Seller or its Affiliates and Employees or former employees of the Business concerning the terms and conditions of employment (other than Collective Bargaining Agreements), including employment contracts, management contracts, change in control agreements, retention agreements, and all other similar agreements.

“Employment Records” shall mean all personnel files, workers’ compensation files, employee medical files, affirmative action plans, and all other employee books and records.

“Engineering Modification” – See Section 5.16(d).

“Environmental Laws” shall mean any and all applicable federal, state or local Laws in effect on or prior to the Closing Date relating to:  (a) Releases or threatened Releases of Hazardous Substances into the environment (including ambient air, surface water, groundwater or land); (b) the manufacture, process, distribution, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources, or the protection of human health from Hazardous Substances; including the Comprehensive Environmental Response, Compensation, Liability Act of 1980 (42 U.S.C. § 9601, et seq.) and amendments thereto, the Toxic Substances Control Act (15 U.S.C. § 2601, et seq.) and amendments thereto, the Resource Conservation and Recovery Act (42 U.S.C. § 9601, et seq.) and amendments thereto, the Clean Water Act (33 U.S.C. § 1251, et seq.) and amendments thereto, and the Clean Air Act (42 U.S.C. § 7401, et seq.) and amendments thereto, and all regulations promulgated thereunder.

“Environmental Liabilities” shall mean any liability or obligation (currently known or unknown) that arises under or relates to Environmental Laws or Hazardous Substances in connection with the ownership or operation of the Purchased Assets to the extent arising from any condition existing or any act or omission of Seller prior to the Effective Time, including claims, demands, assessments, judgments, orders, causes of action, notices of actual or alleged violations or liability (including notices regarding the disposal or Release of Hazardous Substances on the Properties or elsewhere), proceedings and any associated costs, assessments, losses, damages (except consequential damages), obligations, liabilities, awards, fines, sanctions, penalties, or amounts paid in settlement (including costs, fees and expenses of attorneys, accountants, consultants and other agents of such Person).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” shall mean, with respect to any Person, each corporation, trade or business that is, along with such Person, part of the controlled group of corporations, trades or businesses under common control within the meaning of sections 414(b) or (c) of the Code.

“Estimated Closing A/R Value” – See Section 2.07(a).

“Estimated Closing Inventory Value” – See Section 2.07(a).

“Excluded Contracts” – See clause (f) of the definition of Purchased Assets.

“Facility” – See Recital A.

“Final Closing Statement” – See Section 2.07(d).

“Final MACT Project Statement” – See Section 5.16(f).

“Financial Statements” – See Section 6.01(b).

“First MACT Project Statement” – See Section 5.16(f).

“Foreign Merger Control Laws” – See Section 4.01(a).

“FTC” shall mean the Federal Trade Commission.

“Governmental Antitrust Authorities” – See Section 4.01(b)(i).

“Governmental Authority” shall mean the government of the United States or any foreign country or any state or political subdivision of any thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the PBGC and other quasi-governmental entities established to perform such functions.

“Guaranteed Obligations” – See Section 15.18.

“Guarantees” – See Section 7.06(c).

“Hazardous Substances” shall mean any and all (a) substances, pollutants, materials, emissions, or wastes that are regulated under any Environmental Law, including such materials that are regulated, defined or designated as hazardous, extremely or imminently hazardous, dangerous or toxic; (b) petroleum, petroleum products, petroleum distillates, and any fraction or product of crude oil or petroleum; and (c) asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IDB” – See Section 5.14(a).

“Income Taxes” shall mean any Taxes imposed on or measured by income, and any penalties and interest related thereto.

“Indemnified Party” – See Section 12.06(a).

“Indemnifying Party” – See Section 12.06(a).

“Initial Phase-out Period” – See Section 14.04(a).

“Intellectual Property” shall mean all (a) patents and patent applications, (b) registered and unregistered trademarks, service marks, brand names, trade names, trade dress, logos, business and product names or other indicia of origin, Internet domain names and registrations and applications for registration thereof, uniform resource locators and internal Internet Protocol addresses, (c) inventions, processes, procedures, designs, trade secrets, know-how, formulae, technology, inventors’ certificates, confidential and proprietary technical and business information, (d) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights and (e) intellectual property and technology rights similar to any of the foregoing, including the right to enforce and recover remedies for any of the foregoing, in each case currently owned by or licensed to Seller and used primarily in connection with the SBS Business or otherwise material to the SBS Business, including those specifically identified in Section 7.11 of the Disclosure Schedule, and such other intellectual property rights used in connection with the White Top Business set forth on Section 7.11 of the Disclosure Schedule.

“Intermediary” – See Section 15.05.

“Inventory” – See clause (b) of the definition of Purchased Assets.

“IRS” shall mean the Internal Revenue Service.

“Law” shall mean any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement, policy, permit or governmental requirement enacted, promulgated or imposed or entered into or agreed with by any Governmental Authority.

“Leased Equipment” – See definition of “Shared Equipment Lease”.

“Leased Real Property” – See clause (e) of the definition of “Purchased Assets.”

“Leases” – See clause (e) of the definition of “Purchased Assets.”

“Lien” shall mean any mortgage, lien (except for any lien for taxes not yet due and payable), charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance.

“Losses” – See Section 12.01.

“MACT Contracts” – See Section 5.16(i).

“MACT Expenditure Statement” – See Section 5.16(b).

“MACT Project Budget” – See Section 5.16(b).

“MACT Project Plan” – See Section 5.16(a).

“MACT Project Statements” – See Section 5.16(f).

“MACT Projects” – See Section 5.16(a).

“Mandatory Cure Obligation” – See Section 6.02(c).

“Material Adverse Effect” shall mean a material and adverse change or effect on the business, assets, properties, operations, financial condition or results of operations of the Purchased Assets or the Facility taken as a whole, other than changes or effects caused by or resulting from (a) conditions affecting the industry the Business is in generally, (b) United States or global economic conditions or financial markets generally or political conditions generally, including the outbreak or escalation of hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (c) any change in Law or interpretations thereof that apply to the Business or (d) the announcement of the transactions contemplated by this Agreement, to the extent, with respect to clauses (a) through (c), the Business, taken as a whole, is not disproportionately affected in a material manner compared to companies of similar size operating in the industry in which the Business is operated.

“Material Contracts” – See Section 7.06(a).

“Multiemployer Plan” shall mean an Employee Plan which is a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Necessary Software” – See Section 5.04(a).

“New Hire Employees” – See Section 13.01.

“Non-Assumed Liabilities” – See Section 2.03(b).

“Notice of Claim” – See Section 12.06(a).

“Objection” – See Section 2.07(d).

“On Site Remedial Action” – See Section 12.07(c).

“Owned Real Property” – See clause (d) of the definition of “Purchased Assets.”

“Past Service” – See Section 13.05.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Permitted Exceptions” shall mean, with respect to the Properties, the following:

(a)                                  liens or encumbrances of public record or disclosed in writing to Purchaser prior to signing this Agreement relating to the Assumed Liabilities;

(b)                                 all liens for Taxes, assessments, both general and special, and other governmental charges which are not due and payable as of the Closing Date;

(c)                                  all building codes and zoning ordinances and other similar Laws of any Governmental Authority heretofore, now or hereafter enacted, made or issued by any such Governmental Authority affecting the Properties;

(d)                                 all easements, rights-of-way, covenants, conditions, restrictions, reservations, licenses, agreements, and other similar matters of record in the appropriate governmental offices, which, individually or in the aggregate, do not and would not reasonably be expected to materially interfere with or materially impair the value or use of the Properties for the purposes for which it is currently used in the Business;

(e)                                  all encroachments, overlaps, boundary line disputes, shortages in area, drainage and other easements, cemeteries and burial grounds and other similar matters not of record which would be disclosed by an accurate survey or inspection of the Properties and which, individually or in the aggregate, do not and would not reasonably be expected to materially interfere with or materially impair the value or use of the Properties for the purposes for which it is currently used in the Business;

(f)                                    all electric, telephone, gas, sanitary sewer, storm sewer, water and other utility lines, pipelines, service lines and facilities of any nature now located on, over or under the Properties, and all licenses, easements, rights-of-way and other similar agreements relating thereto and which, individually or in the aggregate, do not and would not reasonably be expected to materially interfere with or materially impair the value or use of the Properties for the purposes for which it is currently used in the Business;

(g)                                 all existing public and private roads and streets (whether dedicated or undedicated), and all railroad lines and rights-of-way affecting the Properties, which, individually or in the aggregate, do not and would not reasonably be expected to materially interfere with or materially impair the value or use of the Properties for the purposes for which it is currently used in the Business;

(h)                                 all rights with respect to the ownership, mining, extraction and removal of minerals of whatever kind and character (including all coal, iron ore, oil, gas, sulfur, methane gas in coal seams, limestone and other minerals, metals and ores) which have been granted, leased, excepted or reserved prior to the date hereof, and which, individually or in the aggregate, do not and would not reasonably be expected to materially interfere with or materially impair the value or use of the Properties for the purposes for which it is currently used in the Business; and

(i)                                     inchoate mechanic’s, construction and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the ordinary course of business (it being expressly understood that any and all liabilities giving rise to such liens shall be Non-Assumed Liabilities).

“Permitted Liens” – See Section 7.10(a).

“Person” shall mean any natural person, corporation, limited liability company, partnership, joint venture, trust, association or unincorporated entity of any kind.

“Pre-Closing Tax Periods” shall mean taxable periods applicable to the Purchased Assets ending on or before the Closing Date, and for the portion of any taxable period ending on the Closing Date, of any taxable period that includes but does not end on the Closing Date.

“Project Completion Date” – See Section 5.16(c).

“Properties” – See clause (e) of the definition of Purchased Assets.

“Property Taxes” – See Section 2.04.

“Prorated Assets and Liabilities” – See Section 5.12.

“Purchase Price” – See Section 2.02.

“Purchased Assets” shall mean all right, title and interest in, under and to all of the assets, rights and properties of Seller (of whatever kind or nature, real or personal, tangible or intangible) located at the Properties, the Timber Office Parcels or relating primarily to the Business, except for Retained Assets, all determined as of the Closing Date, including the following:

(a)                                  the deposits and advances, prepaid expenses and other prepaid items of the Business;

(b)                                 the inventories of the Business, including all such inventories of raw materials, work-in-progress and finished goods (“Inventory”) and all packaging materials and other inventories relating thereto, in each case, located at the Properties, the Timber Office Parcels, or stored at locations other than the Properties or the Timber Office Parcels, including the following wood procurement yards (collectively, the “Wood Procurement Yards”): (i) the property commonly referred to as the Waynesboro, Mississippi Woodyard; (ii) the property commonly referred to as the Creola, Alabama Woodyard; (iii) the property commonly referred to as the Opp, Alabama Chipmill; (iv) the property commonly referred to as the Dickert, Alabama Woodyard; or (v) the property commonly referred to as the Fort Deposit, Alabama Woodyard;

(c)                                  the tangible assets, machinery, equipment, tools, dies, molds, spare parts, vehicles, transportation equipment, furniture and office equipment and construction-in-progress, including all such assets located at the Properties, the Timber Office Parcels or the Wood Procurement Yards;

(d)                                 Seller’s rights, title and interest (A) in and to the real properties owned by Seller and described in Section 1.02-2 of the Disclosure Schedule (as the same may be modified after the date hereof pursuant to Section 6.02(f)) (the “Owned Real Property”) together with all buildings, other improvements, fixtures and appurtenances, easements and all other rights and privileges thereunto belonging or appertaining, including: (i) all gas, oil and mineral rights owned or leased by Seller that relate to the Owned Real Property and (ii) except for the public utilities, all water treatment facilities, together with all pipes and canals owned or leased by Seller that are used to bring water to and discharge water from the Owned Real Property and all rights to water used in the operation of the Business;

(e)                                  the leases (the “Leases”) for real property described in Section 1.02-3 of the Disclosure Schedule (the “Leased Real Property” and, together with the Owned Real Property, the “Properties”);

(f)                                    subject to Section 5.04(b) and Section 5.08, Seller’s right, title and interest in, to or under the leases (including capital leases), contracts, agreements and commitments arising from or relating to the Business (“Contracts”), including those Material Contracts described in Section 7.06 of the Disclosure Schedule (collectively the “Assumed Contracts”) (but excluding (A) any Contracts relating to borrowed money to finance Seller’s operations, all of which shall continue to be the obligation of Seller, (B) Employment Agreements, Collective Bargaining Agreements and Employee Plans, (C) Shared Contracts to the extent Purchaser does not elect to assume that portion of the Shared Contract relating to the Business, and (D) those Contracts specifically listed in Section 1.02-4 of the Disclosure Schedule (collectively, the “Excluded Contracts”));

(g)                                 any permits, licenses, authorizations and approvals of Seller relating primarily to the Business conducted at the Facility to the extent any of the same are transferable or assignable to Purchaser pursuant to applicable Law, including those set forth on in Section 1.02-5 of the Disclosure Schedule;

(h)                                 all SBS Records and all White Top Records;

(i)                                     except as set forth in clause (d) of the definition of Retained Assets, all warranty claims to the extent that they arise out of or relate to the Purchased Assets or the Assumed Liabilities, and

all other rights, causes of action, recoveries and rights or reimbursement to the extent that they arise out of or relate to the Assumed Contracts or the Assumed Liabilities;

(j)                                     all Computer Hardware located at the Properties or the Timber Office Parcels, and, subject to Section 5.04(b), all Computer Software owned or licensed by Seller or its affiliates used in or primarily relating to the operations of the Business, including the Computer Software set forth in Section 1.02-6 of the Disclosure Schedule, and in the case of both Computer Hardware and Computer Software, any and all documents and electronic data related thereto;

(k)                                  all other rights, assets and properties owned or leased to Seller on the Closing Date and used in or primarily relating to the operations of the Business conducted at the Facility;

(l)                                     all right, title and interest in the Intellectual Property;

(m)                               to the extent owned by Seller, all telephone lines for the Facility and telephone numbers used in connection with the Facility; and to extent owned by a third party service provider and registered to Seller, the registrations therefore; and

(n)                                 all of Seller’s goodwill in the SBS Business as a going concern.

“Purchaser Group” – See Section 12.01.

“Purchaser Modification” – See Section 5.16(e).

“Records” shall mean all files, documents, instruments, papers, books, reports, records, financial and accounting records, tapes, microfilms, photographs, correspondence, budgets, forecasts, ledgers, journals, title policies, customer lists, vendor lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related primarily to the Business or the Purchased Assets, in each case whether or not in electronic form, including credit, sales records, price sheets, catalogues and sales literature, processes, formulae, manufacturing data, stationery, office supplies, forms, catalogues, production records, records concerning compliance with Environmental Laws (other than Seller’s internal environmental audits that are subject to a legal privilege and other reports that are covered by a legal privilege) and any other information reduced to writing (in whatever form), specifically excluding, however, Employment Records and documents related to the transactions contemplated by this Agreement.

“Release” shall mean releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping of any Hazardous Substance into the environment, including, the Properties.

“Remedial Action” shall mean any response, investigation, removal, cleanup, treatment, disposal, restoration, reuse, storage, treatment, confinement, neutralization, recycling, containment, remediation, monitoring, sampling, or any action taken to correct or prevent any Release or threatened Release of Hazardous Substances.

“Retained Assets” shall mean the following assets, rights and properties of Seller as of the Closing Date, whether or not relating to the operations of the Business:

(a)                                  all cash and cash equivalents on hand, in banks or in transit, including bank overdrafts and marketable securities;

(b)                                 all accounts, notes, contract or other receivables of Seller;

(c)                                  any intercompany accounts receivable or intercompany obligations among Seller and its Affiliates;

(d)                                 all insurance policies of Seller acquired or assumed by Seller prior to the Closing Date pertaining to the Business and all rights (including claims) of Seller of every nature and description under or arising out of such insurance policies;

(e)                                  subject to Section 14.04 hereof, all rights to use the name “Smurfit-Stone” and all derivatives thereof and the logos of Seller and its Affiliates;

(f)                                    to the extent not otherwise pro-rated pursuant to the terms of this Agreement, claims for refunds of Taxes paid by Seller;

(g)                                 any of Seller’s files, papers, documents and records relating to the White Top Business, other than the White Top Records, including any customer lists or information of the White Top Business;

(h)                                 other than the Intellectual Property and subject to the license of the White Top Intellectual Property set forth in Section 15.19, any of Seller’s right, title and interest in any (i) patents and patent applications, (ii) registered and unregistered trademarks, service marks, brand names, trade names, trade dress, logos, business and product names or other indicia of origin, Internet domain names and registrations and applications for registration thereof, uniform resource locators and internal Internet Protocol addresses, (iii) inventions, processes, procedures, designs, trade secrets, know-how, formulae, technology, inventors’ certificates, confidential and proprietary technical and business information, (iv) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights and (v) intellectual property and technology rights similar to any of the foregoing, including the right to enforce and recover remedies for any of the foregoing;

(i)                                     all rights, claims, causes of action, recoveries and rights of reimbursement arising out of, relating to or otherwise to the extent they relate to the Non-Assumed Liabilities, the Retained Assets or circumstances or events occurring prior to the Closing Date, including rights, claims, causes of action and recoveries under insurance policies relating thereto;

(j)                                     the assets, properties, rights and interests of Seller (i) listed in Section 1.02-7 of the Disclosure Schedule, or (ii) not primarily related to the Business;

(k)                                  the Timber Office Parcels;

(l)                                     Seller’s Employment Records;

(m)                               any of Seller’s rights and obligations to or under any Excluded Contract;

(n)                                 all rights of Seller under this Agreement, the Ancillary Agreements and all other agreements and instruments delivered to Seller by Purchaser pursuant to this Agreement or contemplated by this Agreement; and

(o)                                 Seller’s corporate seal, minute books and stock record books, the general ledgers and books of original entry, all Income Tax returns and other Income Tax records, reports, data, files and documents.

“Revenue Bonds” shall mean the revenue bonds as set forth in Section 1.02-8 of the Disclosure Schedule.

“Right of Entry” – See Section 6.02(g).

“Salaried New Hire Employees” – See Section 13.05.

“SBS Business” – See Recital A.

“SBS Products” means the solid bleached sulphate board grades/formulations/configurations manufactured at the Facility.

“SBS Receivables” – See Section 5.15(a).

“SBS Records” means all Records related to the SBS Business and SBS Products.

“Seller Group” – See Section 12.03.

“Seller Remedial Actions” – See Section 12.07(c).

“Shared Contracts” shall mean Contracts, included Shared Equipment Leases, pursuant to which goods or services also are obtained for any other of Seller’s facilities.

“Shared Equipment Lease” shall mean all equipment leases under which certain pieces of equipment are used in the Business as operated prior to Closing (the “Leased Equipment”) and certain pieces of equipment are used in other businesses of Seller.

“Single Employer Plan” shall mean an Employee Plan which is not a Multiemployer Plan.

“Specified Capital Expenditures” – See Section 5.19.

“Specified Environmental Matter” – See Section 12.07(a).

“Straddle Period” shall mean any taxable period that includes (but does end on) the Closing Date.

“Supplemental Disclosure Schedule” – See Section 6.01(c).

“Target Inventory Value” shall mean $15,150,000.

“Taxes” shall mean all taxes, charges, fees, duties (including custom duties), levies or other assessments, including income, gross receipts, net proceeds, capital gains, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, license, payroll, environmental, capital stock, disability, severance, employee’s income withholding, other withholding unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

“Third Person” shall mean a Person other than Seller, Purchaser or their respective Affiliates.

“Timber Office Parcels” shall mean the real property and any buildings or structures located on: (a) the approximately ten acre site owned by Seller located in Greenville, Alabama and (b) the approximately 26 acre site owned by Seller located in Andalusia, Alabama.

“Title Objections” – See Section 6.02(b).

“Title Report” – See Section 6.02(a).

“Transaction Document” shall mean this Agreement, each Ancillary Agreement, the Bill of Sale, the Assignment and Assumption Agreement, Trademark Assignment, each special warranty deed delivered to convey title to the Owned Real Property and each other document executed and delivered in connection with the Agreement or the consummation of the transactions contemplated by this Agreement.

“Transfer Taxes” – See Section 2.05.

“WARN Act” – See Section 13.02.

“Welfare Plans” shall mean health, medical, dental, vision, life insurance, and disability (including salary continuation coverage) and related welfare benefit plans offered by Seller or Purchaser, as applicable, to its employees.

“White Top Business” – See Recital A.

“White Top Intellectual Property” shall mean all (a) inventions, processes, procedures, designs, trade secrets, know-how, formulae, technology, inventors’ certificates, confidential and proprietary technical and business information, and (b) intellectual property and technology rights similar to any of the foregoing, in each case currently owned by or licensed to Seller and used in the production of the white-top linerboard at the Facility.

“White Top Records” means all Records relating the White Top Business other than pricing sheets or other pricing lists, customer lists or other customer data and all other Records that specifically identify pricing information or identify customers of the White Top Business.

“Wood Fiber Supply Agreements” shall mean all agreements and contracts, including supporting agreements and contracts for the supply of wood chips to the Business.

“Wood Procurement Yards” – See clause (b) of the definition of “Purchased Assets.”

1.03                           Interpretation.  Unless the context of this Agreement otherwise requires, (a) words of any gender shall be deemed to include each other gender, (b) words using the singular or plural number shall also include the plural or singular number, respectively, (c) references to “hereof”, “herein”, “hereby” and similar terms shall refer to this entire Agreement, (d) all references in this Agreement to Articles, Sections, Schedules and Exhibits shall mean and refer to Articles, Sections, Schedules and Exhibits of this Agreement, (e) all references to statutes and related regulations shall include all amendments of the same and any successor or replacement statutes and regulations, (f) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Person) and (g) the term “including” when used in this Agreement shall mean “including without limitation”.

1.04                           Knowledge.  As used herein the terms “knowledge” or “best knowledge” shall have the same meaning and shall mean the actual knowledge of the individuals listed in Section 1.04 of the Disclosure Schedule, in each instance after due inquiry and reasonable investigation.

ARTICLE II

Purchase and Sale, Purchase Price,
Allocation and Other Related Matters

2.01                           Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall acquire from Seller, the Purchased Assets.

2.02                           Purchase Price.  The consideration payable by Purchaser for the Purchased Assets shall be (a) Three Hundred Fifty Five Million U.S. Dollars and No Cents ($355,000,000) (as adjusted pursuant to Section 2.07, the “Purchase Price”), and (b) at the Closing, Purchaser shall assume the Assumed Liabilities pursuant to Section 2.03(a) hereof.  At the Closing on the Closing Date, Purchaser shall pay to Seller the Purchase Price by wire transfer of immediately available federal funds for credit to Seller to a bank account or accounts designated by Seller in writing prior to Closing.

2.03                           Assumed Liabilities.

(a)                                  As additional consideration for the purchase of the Purchased Assets, Purchaser shall, at the Closing, assume, agree to perform, and in due course pay and discharge, the following debts, obligations and liabilities relating to the Business (“Assumed Liabilities”):

(i)                                     the obligations and liabilities of Seller arising after the Closing Date under the Assumed Contracts; and

(ii)                                  all obligations or liabilities arising out of the operation of the Facility and/or ownership of the Purchased Assets on or after the Effective Time.

(b)                                 Purchaser shall not assume or pay, and Seller shall continue to be responsible for, any debt, obligation and liability of Seller, whether or not relating to the Business, not expressly assumed by Purchaser in Section 2.03(a) hereof and except as expressly provided in Section 2.04 hereof (“Non-Assumed Liabilities”), including the following Non-Assumed Liabilities:

(i)                                     any obligations or liabilities of Seller or any of its Affiliates to the extent arising out of, relating to or otherwise in any way in respect of the Retained Assets;

(ii)                                  any obligations or liabilities of Seller or any of its Affiliates arising out of, relating to or otherwise in any way in respect of Taxes that are unrelated to the Business, the Purchased Assets, or New Hire Employees, including (A) Income Taxes of Seller’ Federal consolidated Income Tax group (and any other Income Tax group under any Treasury Regulation under Section 1502 of the Code or any comparable provisions of foreign, state or local Law), and (B) Income Taxes resulting from the sale and transfer from Seller to Purchaser of the Purchased Assets, but excluding any Taxes resulting from actions taken by Purchaser or its Affiliates from and after the Effective Time;

(iii)                               all liabilities for Taxes for Pre-Closing Tax Periods related to the Business, the Purchased Assets, or New Hire Employees;

(iv)                              any obligations or liabilities of Seller or any of their respective Affiliates arising out of, relating to or otherwise in any way in respect of any intercompany accounts;

(v)                                 all obligations and liabilities arising out of accounts payable or debt for borrowed money related to the operations of the Facility prior to the Effective Time;

(vi)                              all obligations and liabilities related to Excluded Contracts;

(vii)                           other than as agreed pursuant to Article XIII, all obligations and liabilities for compensation, including vacation pay, for employee services for any period of employment with Seller;

(viii)        all obligations and liabilities arising out of the lawsuits, actions and proceedings, including all workers’ compensation matters and all claims before any regulatory or administrative agency listed in Section 2.03(b)(viii) of the Disclosure Schedule;

(ix)           all those third-party obligations and liabilities arising out of claims, lawsuits, actions, and proceedings (including anti-trust claims) with respect to the Purchased Assets for which the facts or event giving rise to the claim, lawsuit, action, proceeding or potential claim existed or occurred prior to the Effective Time, including, any workers compensation claim or other employee claim; and

(x)            any and all Environmental Liabilities (including those items listed in Section 7.19 of the Disclosure Schedule).

2.04         Apportionment of Real Estate Taxes.  Purchaser and Seller shall apportion all real property, personal property, intangibles and other similar ad valorem assessments and Taxes (collectively, “Property Taxes”) paid or payable in connection with any of the Purchased Assets for the Tax period in which the Closing occurs, such apportionments to be made as of the Closing Date and shall be based upon the fiscal year for which the Property Taxes are assessed and shall be apportioned on a per diem basis.  Such apportionment shall be made at or prior to the Closing to the extent practicable.  In the event that the applicable Tax bill or other information reasonably necessary for computing any such apportionment is not available on the Closing Date, the proration shall be based upon the actual amount of such Property Taxes or fees for the immediately preceding year (or the immediately preceding applicable Tax period), in each case, subject to any notices of re-assessment, for which such actual Taxes or fees are available and, at the request of either party, such apportionment shall be adjusted within fifteen (15) Business Days of a request from one party to the other when the Tax liability for the current period including the Closing Date is fixed and the actual amount of Taxes is known.  This Section 2.04 shall survive the Closing for a period of twenty-four (24) months.  Seller and Purchaser agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to this Section 2.04.

2.05         Sales and Transfer Taxes.  Purchaser and Seller shall each pay fifty percent (50%) of the cost of any (a) real property transfer or similar tax imposed by any Governmental Authority which arises out of the transfer of the Owned Real Property; and (b) all other transfer, sales, purchase, use, value added, excise or similar taxes imposed by any Governmental Authority which arises out of the transfer of any of the other Purchased Assets, in either case, regardless of upon whom said tax or fee is imposed (collectively, “Transfer Taxes”).

2.06         Allocation of Purchase Price.  Seller and Purchaser (i) agree that the Purchase Price shall be allocated among the Purchased Assets as set forth on the exhibit attached hereto as Exhibit C (as may be adjusted as contemplated on Exhibit C) as prepared in accordance with Section 1060 of the Code and the applicable Treasury Regulations; and (ii) acknowledge that the allocation set forth on Exhibit C was the result of “arm’s-length” negotiations.  Seller and Purchaser agree to report the transactions contemplated by this Agreement for all Tax purposes in accordance with the allocation set forth in Exhibit C, including each filing a IRS Form 8594 with its respective federal Income Tax returns for the taxable year in which the Closing occurs consistent with Exhibit C.  Seller and Purchaser shall take no position inconsistent with Exhibit C in any Tax return, any proceeding before any Governmental Authority or otherwise.  Seller and Purchaser each shall deliver to the other party a copy of the IRS Form 8594, in a form consistent with the version that will be filed with their respective federal Income Tax return, within 90 days of the Closing Date.  In the event that any such allocation is disputed by any Governmental Authority, the party receiving notice of such dispute shall promptly notify and consult with the other party hereto concerning resolution of such dispute.

2.07         Inventory and SBS Receivables Adjustment.

(a)           No earlier than the fifth (5th) Business Day prior to Closing and later than the third (3rd) Business Day prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Closing Statement”) setting forth in reasonable detail Seller’s calculation of (i) the estimated dollar value of the Inventory included in the Purchased Assets as of the Closing Date (the “Estimated Closing Inventory Value”) and (ii) the estimated dollar value of the accounts receivable of the SBS Business as of the Closing Date (the “Estimated Closing A/R Value”) (for purposes of clarity it being understood by the parties that the Estimated Closing A/R Value reflected on the Closing Statement shall not include any accounts receivable of the White Top Business).  The value of the Estimated Closing Inventory Value reflected on the Closing Statement will be based on the results of a physical inventory of the Inventory to be taken jointly by Seller and Purchaser (and/or their respective representatives) and calculated in accordance with the accounting practices set forth in Section 2.07(a)(i) of the Disclosure Schedule.  Each party will bear its own expenses with respect to the physical inventory.  The Estimated Closing A/R Value will be calculated in accordance with the accounting practices set forth in Section 2.07(a)(ii) of the Disclosure Schedule.

(b)           On the Closing Date, the Purchase Price shall be adjusted by (i) subtracting the Estimated Closing A/R Value and (ii) either (A) adding the amount by which the Estimated Closing Inventory Value is greater than the Target Inventory Value or (B) subtracting the amount by which the Estimated Closing Inventory Value is less than the Target Inventory Value.

(c)           No later than thirty-five (35) days after the Closing Date, Seller shall deliver to Purchaser a certificate (the “A/R Reconciliation Statement”), signed by a duly authorized officer of Seller, setting forth a reconciliation of the actual dollar value of the accounts receivable of the SBS Business (calculated in accordance with the accounting practices set forth in Section 2.07(a)(ii) of the Disclosure Schedule) as of the Closing Date (the “Closing A/R Value”) to the Estimated Closing A/R Value.

(d)           Purchaser and its accountants shall have 15 days after receipt of the A/R Reconciliation Statement to further review the Closing Statement and the A/R Reconciliation Statement.  If Purchaser determines that the Inventory at Closing (the “Closing Inventory”) has not been determined on the basis set forth in Section 2.07(a)(i) of the Disclosure Schedule or the Closing A/R Value has not

been determined on the basis set forth in Section 2.07(a)(ii) of the Disclosure Schedule, Purchaser shall inform Seller in writing (an “Objection”), setting forth a specific description of the basis of the Objection and the adjustments to the amount of the Closing Inventory or Closing A/R Value, as applicable, which Purchaser believes should be made, which Objection must be delivered to Seller on or before the last day of such 15-day period.  Seller shall then have 30 days to review and respond to the Objection.  The parties shall attempt in good faith to reach an agreement with respect to any matters in dispute.  If the parties are unable to resolve all of their disagreements with respect to the determination of the foregoing items within 45 days following the delivery of Seller’s response to the Objection by Purchaser, they shall refer their remaining differences to Ernst & Young LLP, or such other independent public accounting firm as mutually agreed to by the parties (the “CPA Firm”), which shall, acting as experts and not as arbitrators, determine in accordance with this Agreement, and only with respect to the remaining differences so submitted, whether and to what extent, if any, the Closing Inventory or the Closing A/R Value requires adjustment.  The parties shall direct the CPA Firm to use its best efforts to render its determination within 30 days after such submission.  The CPA Firm’s determination shall be conclusive and binding upon Purchaser and Seller.  The reasonable fees and disbursements of the CPA Firm shall be paid one-half by Purchaser and one-half by Seller.  Purchaser and Seller shall make readily available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Closing Statement and the A/R Reconciliation Statement and all other items reasonably requested by the CPA Firm.  The “Final Closing Statement” shall be deemed to be (i) the Closing Statement (with such adjustments to the Estimated A/R Value as set forth in the A/R Reconciliation Statement) if no Objection is delivered by Purchaser during the 15-day period specified above, or (ii) if an Objection is delivered by Purchaser, the Closing Statement (with such adjustments to the Estimated A/R Value as set forth in the A/R Reconciliation Statement), as adjusted by either (A) the agreement of the parties or (B) the CPA Firm.

(e)           If the value of the Closing Inventory as reflected on the Final Closing Statement is less than the Estimated Closing Inventory Value, then, within 10 Business Days following the issuance of the Final Closing Statement, Seller shall make a payment in immediately available funds to Purchaser equal to the difference between (x) the Estimated Closing Inventory Value and (y) the value of the Closing Inventory as reflected in the Final Closing Statement, which amount shall be deemed to be a reduction in the Purchase Price otherwise provided for in Section 2.02.  If the value of the Closing Inventory as reflected on the Final Closing Statement is greater than the Estimated Closing Inventory Value, then, within 10 Business Days following the issuance of the Final Closing Statement, Purchaser shall make a payment in immediately available funds to Seller equal to the difference between (x) the value of the Closing Inventory as reflected in the Final Closing Statement and (y) the Estimated Closing Inventory Value, which amount shall be deemed to be an increase in the Purchase Price.

(f)            If the Closing A/R Value as reflected on the Final Closing Statement is less than the Estimated Closing A/R Value, then, within 10 Business Days following the issuance of the Final Closing Statement, Purchaser shall make a payment in immediately available funds to Seller equal to the difference between such amounts, which amount shall be deemed to be a increase in the Purchase Price otherwise provided for in Section 2.02.  If the Closing A/R Value as reflected on the Final Closing Statement is greater than the Estimated Closing A/R Value, then, within 10 Business Days following the issuance of the Final Closing Statement, Seller shall make a payment in immediately available funds to Purchaser equal to the difference between such amounts, which amount shall be deemed to be a decrease in the Purchase Price otherwise provided for in Section 2.02.

(g)           Any payments made by Purchaser or Seller, as applicable, as contemplated by Section 2.07(e) and (f) will be made plus interest at the prime rate (as set forth in the “Money Rates” section of The Wall Street Journal on the Closing Date) on such amount from the Closing Date through the date of payment calculated on the basis of a 365 day year.

2.08         Insurance Proceeds.  If between the date of this Agreement and the Closing, (i) any loss or damage to the improvements or other tangible personal property included in the Purchased Assets shall occur from fire, casualty or any other occurrence, (ii) Seller does not at its discretion replace or restore such property prior to the Closing Date and (iii) the Closing Date occurs, then all insurance proceeds received by Seller and/or retained risk coverage maintained by Seller or its Affiliates (whether before or after Closing) as a result of the occurrence of the event resulting in such loss or damage will be delivered by Seller to Purchaser; it being expressly understood that pursuant to this clause (iii) Purchaser shall receive from a combination of Seller or its Affiliate’s self-insurance/retention program and/or Seller’s third party insurer the fair market value of such damaged or destroyed Purchased Assets as determined by Sellers’ then applicable insurance policy.  For the avoidance of doubt, Seller shall not otherwise have any obligation to replace or restore any such property if such insurance proceeds are assigned to Purchaser.  Seller shall have the sole right and authority to provide notices and claims to the applicable insurance carrier and otherwise to communicate and negotiate with such carrier, but shall use its commercially reasonable efforts to obtain any such proceeds payable to Seller.  Notwithstanding the foregoing, the benefit of any insurance proceeds in relation to “business interruption” damages based upon lost profits or business opportunities in respect of the period prior to the Closing Date, and insurance proceeds in relation to such loss or damage to the extent attributable to any such property replaced or restored before the Closing Date or otherwise used for such purposes, will inure to the benefit of and be payable to Seller, and Purchaser will not be entitled to receive such proceeds.

ARTICLE III

Closing and Closing Date Deliveries

3.01         Closing.  The term “Closing” as used herein shall refer to the actual conveyance, transfer, assignment and delivery of the Purchased Assets to Purchaser in exchange for the Purchase Price to Seller pursuant to Section 2.02 of this Agreement.  The Closing shall take place at the offices of Winston & Strawn LLP, 35 West Wacker Drive, Chicago, Illinois 60601, at 10:00 a.m. local time (a) on

September 28, 2007 provided that all of the conditions precedent set forth in Articles IX and X of this Agreement are satisfied (and remain satisfied) as of September 28, 2007 or are waived by the appropriate party hereto (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or if such conditions precedent are not satisfied or waived on or before September 28, 2007, the fifth Business Day following the satisfaction or waiver of such conditions precedent, or (b) at such other place and time or on such other date as is mutually agreed to in writing by Seller and Purchaser (“Closing Date”).  The Closing shall be deemed to have occurred, for all purposes, as of 12:01 a.m. EDT on the Closing Date (the “Effective Time”).

3.02         Closing Deliveries by Seller.  At the Closing, Seller shall deliver to Purchaser:

(a)           a duly executed special warranty deed for each parcel of Owned Real Property in substantially the form of Exhibit D attached hereto;

(b)           all such bills of sale, lease assignments, contract assignments and other documents and instruments of sale, assignment, conveyance and transfer as Purchaser or its counsel may deem reasonably necessary or desirable, including the Assignment and Assumption Agreement, Bill of Sale and/or Trademark Assignment in the forms attached hereto as Exhibits E through G, respectively, and all assignment documents referenced in Section 5.14, in each case, duly executed and delivered by Seller;

(c)           certified copies of the resolutions of the Board of Directors of Seller approving the execution, delivery and performance of this Agreement and each other Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby;

(d)           a certificate, dated the Closing Date, executed by the appropriate officer of Seller, required by Section 9.02 of this Agreement;

(e)           consents from the other parties to the licenses and contracts set forth in Section 9.05 of the Disclosure Schedule consenting to and approving the assignment thereof to Purchaser;

(f)            a certificate, duly completed and executed by Seller pursuant to section 1.1445(b)(2) of the Treasury Regulations, certifying that Seller is not a “foreign person” within the meaning of section 1445 of the Code;

(g)           a duly executed copy of each of the Ancillary Agreements to be executed at the Closing to which Seller or any of its Affiliates is a party;

(h)           affidavits, certificates and other documentation required or reasonably requested by the title company in order to issue an owner’s policy of title insurance insuring valid, insurable and marketable title to the Owned Real Property, including duly executed and recordable mortgage releases evidencing the releases of the security interests contemplated by Section 10.04;

(i)            UCC-3 financing statements and other releases evidencing the release of any Liens that are not Permitted Liens or Permitted Exceptions; and

(j)            such other documents as Purchaser or its counsel may reasonably request to carry out the purposes of this Agreement, including the documents to be delivered pursuant to Article IX of this Agreement.

3.03         Closing Deliveries by Purchaser.  At the Closing, Purchaser shall deliver to Seller:

(a)           the Purchase Price to be delivered by Purchaser pursuant to Section 2.02 of this Agreement;

(b)           certified copies of the resolutions of the Board of Managers and, if required, the sole member of each of Purchaser and GP approving the execution, delivery and performance of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby;

(c)           a certificate, dated the Closing Date, executed by the appropriate officer of Purchaser, required by Section 10.02 of this Agreement;

(d)           all such bills of sale, lease assignments, contract assignments and other documents and instruments of sale, assignment, conveyance and transfer, as Purchaser, Seller or their respective counsel may deem reasonably necessary or desirable, including the Assignment and Assumption Agreement, Bill of Sale and/or Trademark Assignment in the forms attached hereto as Exhibits E through G, respectively, and all assignment documents in Section 5.14, in each case, duly executed and delivered by Purchaser;

(e)           a duly executed copy of each of the Ancillary Agreements to be executed at the Closing to which Purchaser or any of its Affiliates is a party;

(f)            such other documents as Seller or its counsel may reasonably request to carry out the purposes of this Agreement, including the documents to be  delivered pursuant to Article X of this Agreement.

3.04         Cooperation.  Seller and Purchaser shall, on request, on and after the Closing Date, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and/or instruments and doing any and all such other things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement, including submittal of all required notices, reports, submissions, or other filings of any kind to any Governmental Authority that may be required by any Environmental Law or the Federal Communication Commission.

ARTICLE IV

Pre-Closing Filings

4.01         HSR Act Filing.

(a)           As soon as practicable but in any event within ten (10) Business Days after the execution of this Agreement, Seller and Purchaser shall each file with the DOJ and the FTC the pre-merger notification form required pursuant to the HSR Act with respect to the transactions contemplated hereby, together with a request for early termination of the waiting period under the HSR Act.  Each of Purchaser and Seller shall pay 50% of all filing fees required pursuant to the HSR Act or Foreign Merger Control Laws in connection with the filing of any pre-merger notification forms.  In addition, each of the parties will use its commercially reasonable efforts to make, as promptly as practicable after the execution of this Agreement, if required, appropriate filings under any other applicable competition or merger control Laws of any jurisdiction (“Foreign Merger Control Laws”).

(b)           The parties agree as follows:

(i)            each party shall use its commercially reasonable efforts to promptly respond to any requests to supply any additional information and documentary material by the DOJ, FTC or other Governmental Authority with respect to the HSR Act or a Foreign Merger Control Law (collectively, “Governmental Antitrust Authorities”);

(ii)           each party shall promptly furnish each other with any filing, form, declaration or notice (excluding competitively sensitive business information) from or to, and notify each other of any other communications with, a Governmental Antitrust Authority, which relates to the transactions contemplated hereunder;

(iii)          neither party shall take any action with the intended effect of delaying, impairing or impeding the expiration of a waiting period under the HSR Act or any Foreign Merger Control Law;

(iv)          if a Governmental Antitrust Authority seeks to extend the waiting period under the HSR Act or any Foreign Merger Control Law, or has requested additional documents (including with respect to a request for additional information under the HSR Act and implementing regulations), then each party shall furnish the requested additional documents to the Governmental Antitrust Authority as soon as reasonably practicable;

(v)           each party promptly shall take any or all of the following actions to the extent necessary to eliminate any concerns on the part of any Governmental Antitrust Authority regarding the legality under any antitrust Law of the consummation of the transactions contemplated hereunder:  (A) providing information; (B) making reasonable proposals; or (C) entering into and performing agreements or submitting to judicial or administrative orders; provided, however, that none of the parties nor any of their respective Affiliates shall be required to make any material monetary expenditure (it being understood that the costs of compliance with requests for additional documents from a Governmental Antitrust Authority shall not be considered a material monetary expenditure), commence or be a plaintiff in any litigation or offer or grant any accommodation (financial or otherwise) to the Governmental Antitrust Authority or any Third Person, including the offer for sale of any part of the Purchased Assets or other business or assets to any Person;

(vi)          each party shall use its commercially reasonable efforts, including taking any action contemplated by Section 4.01(b)(v), to prevent the entry in a judicial or administrative proceeding brought under any antitrust Law by any Governmental Antitrust Authority of any injunction or other order that would (A) make the consummation of the transactions contemplated hereunder in accordance with the terms of this Agreement unlawful or (B) materially prevent or delay such consummation; provided, however, such actions are subject to the limitations set out in Section 4.01(b)(v);

(vii)         each party shall promptly, in the event that such an injunction or order has been issued in such proceeding, use its commercially reasonable efforts, including the appeal thereof, or taking any action contemplated by Section 4.01(b)(v), to vacate, modify or suspend such injunction or order so as to permit the Closing to occur; provided, however, such actions are subject to the limitations set out in Section 4.01(b)(v); and

(viii)        each party will permit authorized representatives of the other party to be present at each meeting or conference relating to any such proceeding, unless the Governmental Antitrust Authority requests a private meeting with a party, and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Antitrust Authority in connection with any such proceeding.

4.02         Government Filings.  Seller and Purchaser covenant and agree with each other to (a) promptly file, or cause to be promptly filed, with any Governmental Authority, all such notices, applications or other documents as may be necessary to consummate the transactions contemplated hereby and (b) thereafter diligently pursue all consents or approvals from any such Governmental Authorities as may be necessary to consummate the transactions contemplated hereby, including submittal of all required notices, reports, submissions, or other filings of any kind to any Governmental Authority that may be required by any Environmental Law or the Federal Communications Commission.

ARTICLE V

Covenants

5.01         Access to Records and Employees.  Pending Closing, Seller shall at all reasonable times and upon reasonable prior notice make the properties, assets, books and records pertaining primarily to the Business (but not including any books, records or documents relating to the White Top Business, other than the White Top Records) available for examination, inspection and review by Purchaser and its lenders, agents and representatives for the purpose of (i) enabling Purchaser to prepare to take over the operation of the Business and (ii) facilitating Purchaser’s financing of the transactions contemplated hereby; provided, however, Purchaser’s inspections and examinations shall be conducted during normal business hours and shall not unreasonably disrupt the normal operations of the Business.  Furthermore, Seller shall make available, and provide Purchaser with reasonable access to, the Employees to conduct job interviews, pre-job screening and benefits enrollment, and to facilitate other employment-related processes.  No such review or access by Purchaser or its lenders, agents or representatives, nor the existence of this Section 5.01, shall be interpreted as any manner of “due diligence” condition precedent to the consummation of any of the transactions contemplated hereby.

5.02         Pending Closing.  Pending the Closing, without the prior consent of Purchaser, Seller shall:

(a)           conduct and carry on the Business in the ordinary course, consistent with past practices and in compliance in all material respects with all applicable Laws, including, with respect to SBS Receivables, sales, billings and collections consistent with past practices;

(b)           not purchase, sell, lease, mortgage, pledge or otherwise acquire or dispose of any material properties or assets of or in connection with the Business, except for inventory and immaterial personal property purchased, sold or otherwise disposed of in the ordinary course of the Business;

(c)           not increase or otherwise change the rate or nature of the compensation (including wages, salaries, bonuses, and benefits under pension, profit sharing, deferred compensation and similar plans or programs) which is paid or payable to any Employee or change, amend or otherwise modify in any material respect any Employment Agreement, Collective Bargaining Agreement or Employee Plan, except (i) regularly scheduled increases in the ordinary course of the Business and consistent with past practices or (ii) pursuant to existing plans or agreements disclosed in the Disclosure Schedule;

(d)           except for the termination of all Employees immediately prior to the Closing, not engage in any layoffs, reductions in force, or terminations for reasons other than cause, voluntary departure or retirement with respect to the Employees;

(e)           not enter into, or become obligated under, any lease, contract, agreement or commitment with respect to the Business of the type referenced in Section 7.06(a) hereof, except for any such leases, contracts, agreements or commitments entered into in the ordinary course;

(f)            not materially change, amend, or otherwise modify or terminate any Material Contract;

(g)           maintain in full force and effect with respect to the Business policies of  insurance of substantially the same type, character and coverage as the policies currently carried and maintained by the Business;

(h)           not grant any Lien or permit or suffer to exist any Lien other than a Permitted Exception on any of the Purchased Assets;

(i)            not solicit, directly or indirectly through agents (by way of furnishing information or otherwise), any inquiries or proposals for the acquisition of the Purchased Assets and shall deal exclusively with Purchaser with respect to the sale of the Purchased Assets;

(j)            not institute, compromise, settle or agree to settle any one or more actions or suits or any administrative, arbitration or other proceedings concerning the Business, the Purchased Assets or the Assumed Liabilities (a) involving amounts in excess of $100,000 individually or $250,000 in the aggregate for which Purchaser would be responsible or (b) that would impose any non-monetary obligation on the Business that would continue after the Closing;

(k)           not make any change in the key management structure of the Business or transfer any (i) employees from the Facility or (ii) employees engaged in providing wood procurement services to the Facility to any other facilities owned by Seller or its Affiliates;

(l)            maintain an inventory of wood fiber (roundwood and chips) as is usual and customary for the time of year and the anticipated needs of the Business and shall commit to only those long term wood purchase agreements in the nature of timber deeds, pay as cut, purchase at plant or other obligation to purchase wood fiber, which are reasonably related to the usual and customary procurement practices, and specifically will not agree to commitments for wood fiber extending beyond the end of the second quarter of 2008; or

(m)          not agree or commit to do or otherwise take any action inconsistent with any of the foregoing.

5.03         Consents.  Subject to Section 5.04 and Section 5.08, pending the Closing Date, Seller shall proceed with all reasonable diligence and use commercially reasonable efforts to obtain the consents, authorizations or approvals to the consummation of this Agreement which are set forth in Section 9.05 of the Disclosure Schedule; provided, however, Seller shall have no obligation to pay any third Person a material fee to obtain any such consent, authorization or approval not already provided for by the applicable agreement or Law; provided, further, that in the event any material fee is imposed, Seller shall offer Purchaser the opportunity to pay or reimburse Seller for such fee in order to obtain such consent, authorization or approval; but Purchaser shall have no obligation to pay such material fee.

5.04         Computer Software Systems.

(a)           Promptly following the execution of this Agreement, the parties shall confer to identify all necessary consents to the assignment (or requirements for new licenses) of the Computer Software systems necessary to operate the Business as operated prior to Closing (“Necessary Software”).  To the extent any of the Necessary Software (i) is licensed from a third party software provider and requires the payment of a transfer fee, or (ii) cannot be transferred for any reason, including the refusal of a third party software provider to consent to such transfer, then, in each case, Seller and Purchaser shall each pay 50% of the transfer fees and the cost to acquire, as applicable, replacement Computer Software or if a particular system is a combination of Computer Software and Computer Hardware, a replacement system (the combination of Computer Software and Computer Hardware a “Replacement System”) with reasonably equivalent functionality.  Seller and Purchaser shall work together in good faith in dealing with the vendors of the Necessary Software to obtain their consent.  Prior to the Closing Date, as to any new Computer Software, Computer Hardware or Replacement System which Purchaser must acquire, Seller shall reasonably cooperate with Purchaser, including allowing Purchaser commercially reasonable access to the Facility so that Purchaser may, with commercially reasonable and good faith cooperation of

Seller, install, integrate and test the Necessary Software to eliminate or substantially minimize the possibility of business disruptions after the Closing.

(b)           Seller shall not be required to assign or transfer to Purchaser at the Closing any of the Necessary Software without the consent of the respective third party provider; provided, however that promptly following the execution of this Agreement, Seller shall provide to Purchaser a plan to provide information technology transition services to operate any Necessary Software for Purchaser as a contingency against being unable to obtain consent to transfer or assign such Necessary Software along with a list of Necessary Software for which it will be unable to provide transition services.  Purchaser will then be able to begin the process of obtaining substitute Computer Software, Computer Hardware, or Replacement Systems.

5.05         Investigation.

(a)           Purchaser acknowledges and agrees that it (i) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Business, the Purchased Assets and the Assumed Liabilities, and (ii) will not assert any claim against Seller or any of its officers, directors, employees, agents, stockholders, creditors, Affiliates, consultants or representatives, or hold Seller or any such Person liable, for any inaccuracies, misstatements or omissions with respect to any information (including in the Descriptive Memorandum) provided to Purchaser (other than Seller with respect to the representations and warranties made in Article VII by Seller).

(b)           In connection with Purchaser’s investigation of the Purchased Assets and the Business, Purchaser has received from Seller certain estimates, projections and other forecasts, plans and budgets for the Business.  Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and that Purchaser will not assert any claim against Seller or any of its officers, directors, employees, agents, stockholders, creditors, Affiliates, consultants or representatives, or hold Seller or any such Person liable with respect thereto.  Accordingly, Seller makes no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets referred to in this Agreement or the Descriptive Memorandum.

5.06         Substitute Guarantees.  Prior to and, if necessary, following the Closing Date, Purchaser shall use its commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, releases of Seller and its Affiliates from any liability arising after the Closing Date, under any Guarantee in effect as of Closing, including by Purchaser providing substitute guarantees with terms comparable to the terms of the applicable Guarantee; provided, however, any such substitute guarantee shall be limited to the obligations directly related to the Purchased Assets and Assumed Liabilities.

5.07         Release of Liens.  Seller shall cause any Liens (other than Permitted Exceptions) on the Business or the Purchased Assets relating to the Credit Agreement dated as of November 1, 2004 among Seller, Smurfit-Stone Container Corporation, Smurfit-Stone Container Canada Inc., the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Senior Agent, Deposit Account Agent and Deposit Funded Facility Facing Agent, Deutsche Bank Trust Company Americas, as Senior Agent, Administrative Agent, Collateral Agent, Swingline Lender and Revolving Facility Facing Agent, and Deutsche Bank AG, as Canadian Administrative Agent and Revolving (Canadian) Facility Facing Agent (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), or any other indebtedness of Seller and its Affiliates to be terminated and released contemporaneously with, or promptly following (but in any event within two Business Days), the Closing, in accordance with the condition set forth in Section 9.06.

5.08         Shared Contracts; Shared Equipment Leases.

(a)           Within 15 days after the execution of this Agreement, Seller shall provide Purchaser with written notice of those specific Shared Contracts (other than Shared Equipment Leases which are the subject of Section 5.08(b) below) related to the Purchased Assets, together with complete copies of such Shared Contracts.  Within 15 days after receipt thereof, Purchaser will provide Seller with written notice of those Shared Contracts that, provided such Shared Contract can be satisfactorily separated, Purchaser desires to assume.  Prior to the Closing Date, Seller shall use its commercially reasonable efforts to cause the counterparty to each such Shared Contract to enter into a Contract with Purchaser at or prior to the Closing with respect to the Purchased Assets on substantially the same terms as exist under the applicable Shared Contract.  Provided the terms of the new Contract with Purchaser are substantially the same terms as exist under the applicable Shared Contract, Purchaser shall assume the applicable obligations under and for such Shared Contract.

(b)           Within 15 days after the execution of this Agreement, Seller shall provide Purchaser with written notice of each specific Shared Equipment Lease directly related to the Facility and/or the Business, along with an itemized list of Leased Equipment leased under each such Shared Equipment Lease at the Facility and/or directly related to the Business.  Within 15 days after receipt thereof, Purchaser will provide Seller with written notice of those Shared Equipment Leases that, provided such Shared Equipment Leases can be satisfactorily separated, Purchaser desires to assume. Prior to the Closing Date, Seller shall use its commercially reasonable efforts to cause the lessor under each Shared Equipment Lease to enter into a new equipment lease with Purchaser at or prior to Closing with respect to the list of itemized Leased Equipment at the Facility and/or related to the Business on substantially the same terms as exist under the applicable Shared Equipment Lease.  Provided the terms of the new equipment lease with Purchaser are substantially the same terms as exist under the applicable Shared Equipment Lease, Purchaser shall assume the applicable obligations under and for such Shared Equipment Lease.

(c)           Seller shall not be required to assign or transfer to Purchaser at the Closing any of the Shared Contracts related to the Purchased Assets.  In the event that a counterparty under a Shared Contract related to the Purchased Assets (other than a Shared Equipment Lease) has not agreed to separate and assign or transfer the Shared Contract to Purchaser (on substantially the same terms) as of the Closing, Seller shall, at the option of Purchaser, provide Purchaser with the benefit of such Shared Contract as contemplated by Section 14.02.  To the extent any such counterparty requires the payment of a material transfer or other fee for the separation, assignment or transfer of the Shared Contract, Purchaser may either pay such fee or elect not to have the Shared Contract separated.  In the event that a lessor under a Shared Equipment Lease has not given its consent to a new equipment lease referenced above (or agreed to separate the Shared Equipment Lease on substantially the same terms or has required the payment of a material transfer fee) prior to or as of the Closing, Seller may elect to pay the transfer fee or shall sublease the applicable Leased Equipment to Purchaser at Closing on substantially the same terms as the Shared Equipment Lease as it relates to the Leased Equipment.

(d)           Seller and Purchaser each agree that “commercially reasonable efforts” for purposes of this Section 5.08 includes, without limitation, an obligation to provide, subject to receipt by the vendor or the lessor of a satisfactory executed confidentiality agreement, financial information and GP agrees to, and agrees to cause any of its subsidiaries to, enter into a guaranty, in each case, as may be reasonably requested by the counterparty to a Shared Contract or the lessor under a Shared Equipment Lease.

5.09         Non-Solicitation.

(a)           Seller agrees, for itself and its Affiliates, that it will not, directly or indirectly, solicit, or cause to be solicited, without the prior written consent of Purchaser, (i) any New Hire Employees for employment until the second anniversary of the Closing Date, or (ii) any employee of Purchaser or its Affiliates set forth on Section 5.09(a) of the Disclosure Schedule until the first anniversary of the Closing Date;

(b)           Each of Purchaser and GP agrees, for itself and its Affiliates, that it will not, directly or indirectly, solicit, or cause to be solicited, without the prior written consent of Seller, any employee of Seller or its Affiliates set forth on Section 5.09(b) of the Disclosure Schedule until the first anniversary of the Closing Date.

(c)           The foregoing provisions of this Section 5.09 will not prevent any of Seller, Purchaser or GP from hiring any such person whose employment was terminated or who approaches such party directly and independently.  For purposes hereof, the general advertisement or other public announcement of job openings shall not constitute a solicitation.  If any Governmental Authority determines that the foregoing restrictions in this Section 5.09 are too broad or otherwise unreasonable under applicable Law, including with respect to time or space, such Governmental Authority is hereby requested and authorized by the parties hereto to revise the foregoing restriction to include the maximum restrictions allowable under applicable Law.  Each party acknowledges, however, that this Section 5.09 has been negotiated by the parties hereto, each of whom has been represented by counsel, and that the geographical and time limitations are reasonable in light of the circumstances.

5.10         Non-Compete.

(a)           Subject to the terms and provisions of this Section 5.10, Seller agrees that for a period of three (3) years after the Closing Date, neither Seller nor any of its Affiliates shall, directly or indirectly, build, own, lease or operate (or cause through a through-put or contract manufacturing arrangement with any third party to build, own, lease or operate on behalf of Seller or its Affiliates) a facility that produces, markets or stores SBS Products or engage in the business of the manufacture and/or sale of SBS Products, including those SBS Products targeting folding carton applications (“Competitive Business”).

(b)           Notwithstanding anything to the contrary contained in this Section 5.10, Seller and its Affiliates shall be permitted to, directly or indirectly:

(i)            acquire and own not more than five percent (5%) of any class of securities of any Person listed on a national securities exchange or quoted on the National Association of

Securities Dealers Automated Quotation System or over-the-counter who operates, manages or controls a Competitive Business;

(ii)           acquire, or be acquired by, any Person (whether through the purchase of stock or assets or by way of merger, consolidation or other transaction) who operates, manages or controls a Competitive Business; provided that (A) in the case of an acquisition by Seller or its Affiliates, so long as the revenues of such acquired Person from the Competitive Business in the most recently completed fiscal year of such acquired Person do not exceed fifteen percent (15%) of the gross revenues of such acquired Person; and (B) in the case of an acquisition of Seller, there is no limitation on the amount of the Competitive Business of the acquiring Person;

(iii)          perform their obligations or exercise their rights as set forth under the Transition Services Agreement; and

(iv)          continue to own, manage, operate and control (a) the business of Seller currently conducted at its facility in La Tuque, Quebec and (b) the other businesses Seller and its Affiliates currently conduct, other than the Competitive Business being sold to Purchaser hereunder.

Notwithstanding the foregoing, if Seller or an Affiliate of Seller acquires an interest, by merger, stock or asset purchase or otherwise, in one or more transactions, in a Competitive Business that would, individually or in the aggregate, violate clause (b)(ii) above, Seller shall (x) promptly notify Purchaser of such fact in writing, and (y) have a period of twelve (12) months to come into compliance with such provision through the sale or other disposition of all of such interest(s) to a Third Person.  If Seller complies with the requirements set forth in this paragraph, Seller and its Affiliates shall not be deemed to be in violation hereby by virtue of the activities of such company or business.  In connection with any divestiture contemplated by this paragraph, Seller shall first offer the opportunity to purchase any such Competitive Business to Purchaser.  Further, notwithstanding the foregoing, if Seller or an Affiliate of Seller acquires an interest, by merger, stock or asset purchase or otherwise, in a Competitive Business that does not violate clause (b)(ii) above at the time of such acquisition, Seller shall be prohibited from expanding such Competitive Business above by the lesser of (A) 10% of the production capacity of such Competitive Business on the date of its acquisition or (B) the percentage of production capacity of such Competitive Business on the date of its acquisition, when aggregated with the production capacity of any other Competitive Business owned by Seller or its Affiliates, that would not cause all of such Competitive Business to violate clause (b)(ii) above.

5.11         Confidentiality.

(a)           Except as otherwise provided in this Agreement, for a period of three years from the Closing Date, Seller and Purchaser shall hold, and shall cause their respective Affiliates and representatives to hold, in confidence and not to disclose or release without the prior written consent of the other party, any and all Confidential Information (as defined herein) of the other party; provided that the parties may disclose, or may permit disclosure of, Confidential Information (a) to their respective representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the parties and in respect of whose failure to comply with such obligations, Seller or Purchaser, as the case may be, shall be responsible, (b) if the parties, their affiliates or their representatives are compelled to disclose any such Confidential Information by judicial or administrative process or, in the opinion of independent legal counsel, by other requirements of Law, (c) to its lenders and financial institutions or (d) potential acquirers of GP, any of its Affiliates, or the Business.  Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (b) above, Seller or Purchaser, as the case may be, shall, if permitted, promptly notify the other of the existence of such request or demand and shall provide the other party a reasonable opportunity to seek an appropriate protective order or other remedy, which the parties shall cooperate in obtaining.  In the event that such appropriate protective order or other remedy is not obtained, the party who is required to disclose Confidential Information shall furnish, or cause to be furnished, only that portion of the Confidential Information that is legally required to be disclosed.  “Confidential Information” shall mean (i) all proprietary, technical, economic, operational, financial and/or other business information or material of one party or its Affiliates which, prior to, on or following the Closing Date, has been disclosed by Seller or Purchaser or their respective Affiliates in written, oral (including by recording), electronic, or visual form to, or otherwise has come into the possession of, the other, and (ii) the terms of this Agreement and the other Transaction Documents (except to the extent that such information can be shown to have been (A) in the public domain through no fault of such party or its Affiliates or (B) lawfully acquired from other sources by such party or its Affiliates; provided, however, in the case of subclause (B) that such sources did not provide such information in breach of any confidentiality or other legal obligations).  Notwithstanding anything to the contrary in this Agreement, (1) Seller shall have no obligation to keep confidential any Confidential Information relating to the White Top Business other than that Confidential Information that relates to the manufacture of the white-top linerboard at the Facility; (2) Purchaser shall have no obligation to keep confidential any technical or operational Confidential Information relating to the Purchased Assets; (3) the performance by Seller or any of its Affiliates of their obligations under the Transaction Documents shall be deemed not to be a violation by Seller of this Section 5.11; and (4) the provisions of this Section 5.11 shall not limit the obligations of the parties or any of their Affiliates under any Transaction Documents.

(b)           Notwithstanding anything set forth in Section 5.11(a) above or elsewhere in this Agreement, the parties acknowledge and agree that Section 12.07 shall be the exclusive provision with respect to confidentiality of all Confidential Information related to environmental matters.

5.12         Prorated Assets and Liabilities.  The following assets and liabilities shall be prorated on a per diem basis and apportioned between Seller, on the one hand, and Purchaser, on the other, as of the Effective Time:  any current prepaid expenses, deposits, utility charges, rent, water and sewer fees, license and permit fees, and similar charges imposed with respect to the Purchased Assets (collectively, the “Prorated Assets and Liabilities”).  Seller shall be liable for (and shall reimburse Purchaser to the extent Purchaser shall have paid) that portion of the Prorated Assets and Liabilities relating to, or arising in respect of, periods ending prior to the Effective Time, and Purchaser shall be liable for (and shall reimburse Seller to the extent Seller shall have paid) that portion of the Prorated Assets and Liabilities relating to, or arising in respect of, all periods on and after the Effective Time.

5.13         Tax Exemptions and Abatements.  Seller will use commercially reasonable efforts to assist and cooperate with Purchaser in maintaining the current tax treatment applicable to the Purchased Assets.  Notwithstanding anything to the contrary in this Agreement or in any Transaction Document, but subject to Section 12.09 hereof, Seller shall have no liability to Purchaser arising from the loss after the Closing of any real or personal property tax abatement or tax exemption applicable to any of the Purchased Assets.

5.14         Revenue Bonds.

(a)           On or prior to the Closing Date, Seller shall pay or cause to be paid the total outstanding principal amount of the 1996 Series Revenue Bonds (the “1996 Bonds”) issued by the Industrial Development Board of the City of Brewton (the “IDB”) and have the same marked canceled by the trustee for the 1996 Bonds.  In addition, Seller shall cancel or terminate the lease dated December 11, 1996 for the equipment associated with the 1996 Bonds.  Seller further agrees to cooperate with Purchaser as reasonably requested in the execution of an assignment document (which is reasonably satisfactory to Seller and Purchaser in form and content) wherein Seller, as beneficiary of the tax abatements granted by the IDB pursuant to an Inducement Agreement dated December 11, 1996, assigns to Purchaser its entire right, title, and interest in and to the tax abatements granted therein.  Seller will not, without Purchaser’s prior written consent, exercise or cause to be exercised any options or modifications relating to the 1996 Bonds prior to their cancellation.

(b)           On or prior to the Closing Date, Seller shall pay or cause to be paid the total outstanding principal amount of the 1992 Series Revenue Bonds (the “1992 Bonds”) issued by the IDB and have the same marked canceled by the trustee for the 1992 Bonds.  In addition, Seller agrees to cooperate with Purchaser as requested in the execution of an assignment document (which is reasonably satisfactory to Seller and Purchaser in form and content) wherein Seller, as lessee under the Lease Agreement dated February 25, 1992, assigns its interest in such lease to Purchaser.  Seller will not, without Purchaser’s prior written consent, exercise or cause to be exercised any options or modifications relating to the 1992 Bonds prior to their cancellation.

5.15         Collection of Receivables; Reimbursement of Assumed Liabilities or Non-Assumed Liabilities.

(a)           Promptly after the Closing, Seller will furnish Purchaser with a schedule of pre-closing accounts receivable outstanding as of the Closing Date relating to the sale of SBS Products (collectively, the “SBS Receivables”).  If Purchaser receives a payment from an account debtor clearly relating solely to any SBS Receivable, Purchaser shall promptly remit such payment to Seller.  To the extent Purchaser receives a payment from an account debtor of a SBS Receivable who also has an account receivable owing to Purchaser relating to a post-Closing transaction, Purchaser and Seller agree that such payment shall be deemed to be payment of the oldest invoice first unless such account debtor specifically designates the application of such payment; it being expressly understood that if Purchaser receives a payment from an account debtor that clearly relates solely to any post-closing transaction with Purchaser, Purchaser shall be entitled to retain such payment for its own account.  Purchaser shall have no obligation to collect on or service any SBS Receivable.

(b)           All payments and reimbursements received after the Closing by Seller or its Affiliates in connection with or arising out of the Purchased Assets or the Assumed Liabilities shall be held by such Person in trust for the benefit of Purchaser and, as soon as practicable following receipt by such Person of any such payment or reimbursement, but in any event within fourteen (14) Business Days, such Person shall pay over to Purchaser the amount of such payment or reimbursement without right of set-off.  Purchaser shall use its commercially reasonable efforts to forward any invoices relating to Non-Assumed Liabilities to Seller; provided, however, in the event that Purchaser in good faith pays all or a portion of such invoice, it will promptly provide Seller notice of the same with such supporting documentation as Seller may reasonably request.  Within fourteen (14) Business Days after receipt of such notice, Seller shall reimburse Purchaser for payments made after the Closing by Purchaser or its Affiliates in connection with or arising out of the Non-Assumed Liabilities.

(c)           All payments and reimbursements received after the Closing by Purchaser or its subsidiaries in connection with or arising out of the Retained Assets and the Non-Assumed Liabilities shall be held by such Person in trust for the benefit of Seller and, as soon as practicable following receipt by such Person of any such payment or reimbursement, but in any event within fourteen (14) Business Days, such Person shall pay over to Seller the amount of such payment or reimbursement without right of set-off.  Seller shall use its commercially reasonable efforts to forward any invoices relating to Assumed Liabilities to Purchaser; provided, however, in the event that Seller in good faith pays all or a portion of such invoice, it will promptly provide Purchaser notice of the same with such supporting documentation as Purchaser may reasonably request.  Within fourteen (14) Business Days after receipt of such notice, Purchaser shall reimburse Seller for payments made after the Closing by Seller or its Affiliates in connection with or arising out of the Assumed Liabilities.

5.16         MACT Projects.

(a)           Section 5.16 of the Disclosure Schedule sets forth a plan (the “MACT Project Plan”) that includes (i) a list of those capital projects commissioned by Seller as part of a plan for compliance with the 2007 MACT Standard (each such capital project, a “MACT Project” and collectively, the “MACT Projects”), and (ii) with respect to each MACT Project, the amount budgeted by Seller to complete such MACT Project.  It was the intent of Seller that upon completion of the MACT Projects and the performance testing related thereto, the Facility would be in compliance with the 2007 MACT Standard and, to the knowledge of Seller, the MACT Projects were designed and engineered to achieve such objective.

(b)           Between the date of this Agreement and the Closing, Seller will continue to make capital expenditures with respect to the MACT Projects in the amounts and for the specified time periods set forth in the MACT Project Plan in the ordinary course of business.  Seller shall, not later than five (5) Business Days prior to the Closing Date, deliver to Purchaser a certificate (the “MACT Expenditure Statement”), signed by an authorized officer of Seller and Gary S. Miller, in his capacity as a General Manager of the Facility, setting forth (i) a description of the status of each MACT Project and its state of completion (referencing the applicable construction milestone schedule set forth in the MACT Project Plan), (ii) Seller’s then current good faith estimate of the direct costs remaining to complete the MACT Projects, and (iii) a certification that, to the knowledge of such persons, the MACT Project Budget will be sufficient to complete the MACT Projects.  For purposes hereof, “MACT Project Budget” means the total amount budgeted to complete the MACT Projects as set forth in the MACT Project Plan.  In the event that Seller cannot certify that the MACT Project Budget will be sufficient to complete the MACT Projects, Seller shall identify for Purchaser, to the extent practicable, the amount by which Seller’s estimated cost of completing the MACT Projects is anticipated to exceed the MACT Project Budget and provide Purchaser with an amended MACT Project Budget.

(c)           Following the Closing, Purchaser will perform its obligations under the MACT Contracts (as hereinafter defined), except as the same may be amended or modified to take into account any Engineering Modifications or Purchaser Modifications in accordance with this Section 5.16.  Purchaser shall use all commercially reasonable efforts to complete construction of the MACT Projects on or before December 31, 2007 (the “Project Completion Date”) unless this deadline is extended by a Governmental Authority.

(d)           The parties expressly acknowledge that Purchaser may make Engineering Modifications to the MACT Project.  For purposes hereof, an “Engineering Modification” shall mean any change or modification made to a MACT Project that is reasonably required to cause the MACT Projects to meet the 2007 MACT Standard, including any changes reasonably required to correct an engineering or design flaw or to reasonably substitute construction materials in the event a material is in short supply (e.g. substituting a different grade of steel).  In the event that Purchaser identifies a circumstance that requires an Engineering Modification that will change or impact the MACT Project Budget by Fifty Thousand Dollars ($50,000) or more, it shall provide written notice to Seller of such circumstance along with such supporting documentation as Seller may reasonably request, a description of the proposed Engineering Modification, and a cost estimate for the proposed Engineering Modification.   If requested by Seller within five (5) days after receipt of such notice, Purchaser and Seller shall reasonably, and in good faith, cooperate with each other to identify other alternatives to the proposed Engineering Modification which will cause the MACT Projects to meet the 2007 MACT Standard within a reasonable margin as agreed by the parties.  Seller shall have the right to approve any Engineering Modification that will change or impact the MACT Project Budget by Fifty Thousand Dollars ($50,000) or more, which approval shall not be unreasonably conditioned, withheld or delayed.  Within five (5) days after receipt of all requested information from Purchaser, Seller shall respond to Purchaser with its decision whether to approve an Engineering Modification; should Seller fail to respond within such five (5) days, the Engineering Modification shall be deemed approved by Seller.

(e)           For purposes hereof, a “Purchaser Modification” shall mean any change or modification made to the MACT Project Plan other than an Engineering Modification, including any changes to comply with any successor Law to the 2007 MACT Standard.  The parties acknowledge and agree that Seller shall have no liability or obligation of any kind with respect to any Purchaser Modification.

(f)            At Purchaser’s option, after December 31, 2007, Purchaser may provide to Seller a statement, certified by an officer of Purchaser (the “First MACT Project Statement”), of (i) Purchaser’s actual direct costs to complete the MACT Projects incurred through December 31, 2007, and (ii) a breakdown of such costs, including the costs related to Engineering Modifications and Purchaser Modifications, if any.  Upon final completion of the MACT Projects, Purchaser shall provide to Seller a statement, certified by an officer of Purchaser (the “Final MACT Project Statement” and together with the First MACT Project Statement, the “MACT Project Statements”), of (i) Purchaser’s actual direct costs to complete the MACT Projects, less such costs set forth in the First MACT Project Statement, and (ii) a breakdown of such costs, including the costs related to Engineering Modifications and Purchaser Modifications, if any.  Each MACT Project Statement shall be accompanied by documentation supporting the costs set forth in the same.

(g)           After providing reasonable notice to Purchaser during normal business hours, Seller and its employees, agents and representatives shall have the right, but not the obligation, to enter the Facility at reasonable times following the Closing to observe the MACT Projects, including to observe any construction activities and any stack or emissions testing.  After the Closing, Purchaser also shall provide Seller with access to (i) Records, including stack or emissions testing plans, protocols and notifications, (ii) Purchaser’s employees, contractors or consultants who are most familiar with the MACT Projects, and (iii) such other information and materials reasonably necessary for Seller or its employees or representatives to determine the status of the MACT Projects, including any expenditures made by Purchaser in connection with the MACT Projects.

(h)           In the event that a MACT Project Statement delivered by Purchaser to Seller pursuant to Section 5.16(f) reflects no Engineering Modifications or Purchaser Modifications, Seller shall reimburse Purchaser, in immediately available funds and within fourteen (14) Business Days after delivery of such MACT Project Statement and supporting documentation, an amount equal to Purchaser’s costs as set forth in such MACT Project Statement.  In the event that a MACT Project Statement delivered by Purchaser to Seller pursuant to Section 5.16(f) reflects Engineering Modifications, Purchaser Modifications or both, Seller shall reimburse Purchaser, in immediately available funds and within fourteen (14) Business Days after delivery of such MACT Project Statement and supporting documentation, an amount equal to Purchaser’s costs as set forth in such MACT Project Statement less (i) all costs related to Purchaser Modifications and (ii) all costs related to Engineering Modifications not approved by Seller in accordance with this Section 5.16 (provided such non-approvals were not unreasonably conditioned, withheld or delayed).  It is expressly understood that Seller shall be responsible for the reimbursement of all direct costs associated with an Engineering Modification approved, or deemed approved, in accordance with this Section 5.16.

(i)            The Contracts related to the design and construction of the MACT Projects are Purchased Assets (the “MACT Contracts”).  After Closing, Purchaser shall use its commercially reasonable efforts to cause the counterparties to such Contracts to perform, including, to the extent applicable, asserting any warranty claims Purchaser may have under such Contracts.  Any amounts recovered from a counterparty to a MACT Contract shall be paid promptly by Purchaser to Seller solely to the extent Purchaser receives reimbursement from Seller pursuant to Section 5.16(h).

(j)            All information and documents provided by Purchaser for purposes of this Section 5.16 shall be utilized only for the purposes of evaluating the MACT Projects and Engineering Modifications, if any, and Seller shall keep all such information provided by Purchaser confidential.

5.17         IT Transition.

(a)           Seller shall provide Purchaser with information technology (“IT”) transition assistance necessary to allow Purchaser to operate the Business from an IT perspective on and after the Closing.  In furtherance of the foregoing, Seller shall assist Purchaser in understanding all relevant aspects of Seller’s IT systems used in the Business, including, (i) Computer Software and Computer Hardware; (ii) electronic data flows, formats and interfaces and (iii) access to and assistance from relevant Seller employees and contractors who are knowledgeable about the IT systems and business processes used in the operations of the Business.  Details about certain IT transition assistance to be provided by Seller and preliminary timeframes are set forth in Section 5.17(a) of the Disclosure Schedule (it being understood and agreed by the parties that as additional information becomes available after the date hereof, Seller and Purchaser agree to revise and update Section 5.17(a) of the Disclosure Schedule as necessary or appropriate; provided, however that (i) Seller acknowledges that the timeframes are critical to enable Purchaser to operate the Business as of the Closing; (ii) any mutually agreeable modification to the timeframes shall not adversely impact Purchaser’s ability to operate the Business as of the Closing and (iii) for the purpose of clarity, Purchaser’s agreement to modify any timeframes shall not in any way impact Purchaser’s rights and Seller’s obligations regarding the provision and receipt of information technology transition services as set forth in Sections 5.17 and 5.18 of the Agreement).  The parties shall each use commercially reasonable efforts and act in good faith to accomplish the foregoing.  Access to Seller’s IT systems by Purchaser may be escorted, limited to the Business, and subject to Seller’s safety and security procedures.

(b)           If Purchaser reasonably and in good faith believes that it will be unable to operate the Business as of the Closing due to either (i) a failure to obtain the consents for the Necessary Software, or (ii) Purchaser’s inability to operate the IT systems (including the Computer Software, Computer Hardware, or data flows or interfaces), Seller and Purchaser shall, immediately after notice from Purchaser, negotiate in good faith a schedule to the Transition Services Agreement as contemplated by Section 5.18, pursuant to which Seller would provide to Purchaser those IT necessary to enable Purchaser to operate the Business from an IT perspective as of and after the Closing.  If Seller is unable, for any reason, to provide such IT transition services necessary to enable Purchaser to operate the Business from an IT perspective as of and after the Closing, the parties shall agree to delay the Closing for a sufficient period that enables Purchaser a commercially reasonable time to remedy the IT issues and enables Purchaser to operate the Business without material IT errors as of the delayed Closing.

5.18         Transition Services Agreement.  As soon as practicable but prior to Closing, if necessary, the parties will negotiate in good faith to finalize the principal terms of a Transition Service Agreement (the form of which is attached hereto as Exhibit B), including, the type of services to be provided (including services needed to operate the Business other than those for which Seller cannot provide such services for legal or regulatory reasons), costs (to be determined without a profit-making motive for Seller) and term.

5.19         Capital Expenditures.  Seller will continue to make capital expenditures in the amounts and for the specified time periods as set forth in Section 5.19 of the Disclosure Schedule

(“Specified Capital Expenditures”) in the ordinary course of business prior to Closing.  Seller shall, not later than five (5) Business Days prior to the Closing Date, deliver to Purchaser a certificate (the “Capital Expenditure Statement”), signed by an authorized officer of Seller and Gary S. Miller, in his capacity as a General Manager of the Facility, setting forth (i) the amounts actually expended by Seller with respect to the Specified Capital Expenditures prior to the Closing Date, (ii) a reconciliation summary of such expenditures to the amounts set forth in Section 5.19 of the Disclosure Schedule, (iii) if applicable, a certification that the capital projects associated with such capital expenditures have been completed in a good and workmanlike manner and (iv) to the extent such capital projects are not completed, a (A) description of the status of such capital projects and capital expenditures; and (B) a certification that, to the knowledge of such persons, all Seller personnel responsible for such capital projects have employed reasonable efforts to ensure progress and spending that, at a minimum, is in accordance with the assumptions and estimates underlying the Specified Capital Expenditures set forth in Section 5.19 of the Disclosure Schedule.

ARTICLE VI

Financial Statements; Other Prior Deliveries
and Pre-Closing Deliveries

6.01         Pre-Signing Deliveries.  Seller has heretofore delivered to Purchaser:

(a)           The unaudited balance sheet of the Business as of June 30, 2007 (the “Balance Sheet Date”) and the related unaudited statement of income for the six (6) month period then ended; and

(b)           The unaudited balance sheet of the Business as of December 31, 2006 and the related unaudited statement of income for the year then ended.

The financial statements referred to in Sections 6.01(a) and (b) of this Agreement are hereinafter collectively referred to as the “Financial Statements.”

(c)           A disclosure schedule (the “Disclosure Schedule”) dated even date herewith addressed to Purchaser and signed by Seller.  Seller may supplement the Disclosure Schedule delivered pursuant hereto (as so supplemented, a “Supplemental Disclosure Schedule”) from time to time on or prior to the Closing Date; provided, however, the information set forth in a Supplemental Disclosure Schedule will not be taken into account for purposes of determining whether the condition set forth in Section 9.02 has been met.  If the Closing occurs, then in determining whether there is a breach of any representation, warranty, covenant or agreement of Seller contained in this Agreement for purposes of any indemnification to be provided by Seller pursuant to Section 12.01 hereof, such representation, warranty, covenant or agreement shall be qualified by each Supplemental Disclosure Schedule and the matters set forth in any Supplemental Disclosure Schedule shall not give rise to a claim.

6.02         Title Policy Delivery.

(a)           Prior to the date of this Agreement, Seller obtained and delivered to Purchaser, with respect to all parcels of Owned Real Property, a commitment for an Owners Title Insurance Policy with copies of all exception documents (“Title Report”), issued by Land America Financial Group, Inc., which Title Report contained a commitment of such title insurance company to issue an owner’s title insurance policy on ALTA 1992 Owner’s Form insuring Purchaser as to the fee simple title in each parcel of Owned Real Property.

(b)           Purchaser has examined the Title Report and furnished to Seller a written statement of objections to any matters affecting title to the Owned Real Property.  Section 6.02(b) of the Disclosure Schedule sets forth which of such objections (the “Title Objections”) Seller is willing to cure, remove or (in a manner reasonably acceptable to Purchaser) insure over prior to Closing, subject to Seller’s obligation to satisfy and remove of record any and all monetary liens placed on the Owned Real Property by, through or under Seller (the “Mandatory Cure Obligation”).  Subject to Seller’s Mandatory Cure Obligation, Seller shall have until the Closing to cure, remove or insure over the Title Objections, and Seller may use proceeds paid at Closing by Purchaser for such purpose.  All Title Objections cured, removed or insured over, and all other matters affecting title to the Owned Real Property set forth in the Title Report, shall be considered Permitted Exceptions for all purposes of this Agreement.

(c)           The costs and expenses of the Title Report and the title insurance policy issued pursuant thereto referred to in Section 6.02(a) of this Agreement shall be paid by Seller, whether or not the transactions contemplated under this Agreement are consummated.

(d)           Seller hereby agrees that until the Closing Date or the earlier termination of this Agreement, Purchaser and its agents and independent contractors shall have access to the Property and the airspace above the Property at all reasonable times and upon reasonable prior notice for the purposes of undertaking aerial photography and performing a survey of the Property, including but not limited to field work and setting pins and monuments.

(e)           From and after the Closing Date, Seller and Purchaser shall cooperate with one another by responding, at Purchaser’s sole cost and expense (except to the extent such cost or expense relates to a Non-Assumed Liability), to any reasonable request made in connection with the filing of any mortgage or granting of a security interest in all or any part of the Properties, including furnishing additional information, executing and delivering additional documents and taking any other commercially reasonable actions necessary to address any additional title or survey matters.

(f)            It is the intent of the parties hereto that Seller and its Affiliates will convey to Purchaser at Closing all real property owned by Seller or its Affiliates located in Escambia County, Alabama, other than those properties used solely as timberlands.  In that regard, prior to Closing, as additional title and survey information becomes available to the parties, Seller and Purchaser agree to revise and update the Disclosure Schedule, including Section 1.02-2 of the Disclosure Schedule, but specifically excluding Section 6.02(b) of the Disclosure Schedule, as necessary and appropriate, to correct the legal description of the Owned Real Property.  Further, on and after the Closing Date, Seller covenants and agrees to execute and deliver, or cause to be executed and delivered, any additional quit-claim deeds necessary to convey any additional parcels of real property identified after the date hereof that are owned by Seller of any of its Affiliates and deemed to be a part of the Facility

(including additional buffer areas), or to otherwise implement the intent of the parties expressed in this Section 6.02(f).

(g)           For a period of sixty (60) days following the Closing Date, Seller shall grant Purchaser a right of entry (the “Right of Entry”) to enter at all times, upon reasonable advance notice, onto the Timber Office Parcels and the Wood Procurement Yards for the purpose of allowing Purchaser to remove any Purchased Assets located at or on the Timber Office Parcels or the Wood Procurement Yards.  Purchaser shall restore any damage to the Timber Office Parcels or the Wood Procurement Yards caused by Purchaser’s removal of said items.  Purchaser agrees that it shall be responsible for all acts and omissions of itself, its employees, agents, representatives and independent contractors in exercising the rights and privileges granted in this Right of Entry, and Purchaser hereby indemnifies and holds harmless Seller from and against any and all Losses (including reasonable attorneys’ fees) suffered or incurred by Seller directly arising out of the exercise by Purchaser of the rights granted by this Right of Entry, except to the extent caused by the gross negligence or willful misconduct of Seller.

ARTICLE VII

Warranties and Representations of Seller

Seller warrants and represents to Purchaser as follows:

7.01         Due Incorporation and Qualification.

(a)           Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Seller has the requisite corporate power and authority to own, lease and operate the Purchased Assets and the Business.

(b)           Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it with respect to the Business or the operation of the Business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

7.02                           Authority.  Seller has the corporate right and power to enter into and perform its obligations under this Agreement and each Transaction Document, and has taken all requisite corporate action to authorize its execution and delivery of this Agreement and each Transaction Document and the performance of its obligations under this Agreement and each Transaction Document; and this Agreement and each Transaction Document has been or will be duly executed and delivered by Seller and upon execution and delivery will be binding upon, and enforceable against, Seller in accordance with its respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at Law or in equity).

7.03                           No Violations and Consents.

(a)                                  Except as set forth in Section 7.03(a) of the Disclosure Schedule, the execution, delivery and performance of this Agreement and each Transaction Document by Seller does not and will not, after the giving of notice, or the lapse of time, or otherwise, (i) conflict with, result in a breach of, or constitute a default under, the certificate of incorporation or by-laws of Seller or any Law or any material contract (including any Material Contract) to which Seller is a party; (ii) result in the creation of any Lien upon any of the Purchased Assets; (iii) terminate, amend or modify, or give any party the right to terminate, amend, modify, abandon, or refuse to perform, any Material Contract to which Seller is a party; or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by Seller, or any rights or benefits are to be received by any Person, under any Material Contract to which Seller is a party.

(b)                                 The execution and delivery by Seller of this Agreement and each Transaction Document does not, and the performance by Seller of its obligations hereunder and thereunder will not, require Seller to obtain any consent, approval, authorization or other action of, or make any filing with or give any notice to, any Governmental Authority, except (i) as disclosed in Section 7.03(b) of the Disclosure Schedule, (ii) pursuant to the applicable requirements of the HSR Act, (iii) where failure to obtain such consents, approvals, authorizations or actions, or make such filings or give such notices, would not have a Material Adverse Effect or (iv) as may be necessary as a result of any facts or circumstances relating solely to Purchaser.

7.04                           Brokers.  Neither this Agreement nor the sale of the Purchased Assets or any other transaction contemplated by this Agreement was induced or procured through any Person acting on behalf of, or representing, Seller or any of its Affiliates as broker, finder, investment banker, financial advisor or in any similar capacity, except for the Persons listed in Section 7.04 of the Disclosure Schedule, whose fees and expenses will be paid solely by Seller.

7.05                           Sufficiency.  Except as set forth in Section 7.05 of the Disclosure Schedule and clauses (d), (e), (k) and (l) of the definition of Retained Assets, as of the Effective Time, the Purchased Assets comprise the assets and services necessary for the operation of the SBS Business as the SBS Business is currently operated or used.  Except as set forth in Section 7.05 of the Disclosure Schedule and clauses (d), (e), (k) and (l) of the definition of Retained Assets, as of the Effective Time, the Purchased Assets and the assets licensed pursuant to Section 15.19 comprise the assets and services necessary for the manufacture of white-top linerboard as it is currently manufactured by Seller at the Facility.

7.06                           Contracts.

(a)                                  Except for Contracts listed in Section 7.06(a) of the Disclosure Schedule (each such Contract, a “Material Contract”), neither Seller nor any of its Affiliates are a party to or bound by any Contract included in the Purchased Assets or the Assumed Liabilities that is:

(i)                                     a Contract not terminable by Seller upon notice to the other party or parties thereto of 12 months or less and that require the payment of $100,000 or more annually;

(ii)                                  a Contract for (A) the employment of any Person or any consulting or service agreement with any Person involving payments by Seller in excess of $75,000 per annum, or (B)

that contains a requirement to make any payment or provide any benefit or contractual right as a result of the termination of employment following a sale of the Facility;

(iii)                               a Contract with any director, officer, subsidiary or Affiliate of Seller that will not be terminated at or prior to the Closing;

(iv)                              a letter of credit, an indenture, note, loan or credit agreement or other Contract relating to the borrowing of money by Seller;

(v)                                 a direct or indirect guarantee by Seller of the obligations of any other Person (other than an Affiliate of Seller);

(vi)                              a covenant not to compete (other than those of which Seller or any of their respective Affiliates is the beneficiary of the covenant);

(vii)                           a lease or similar agreement relating to the use of real property;

(viii)                        a lease or similar agreement entered into other than in the ordinary course consistent with past practice under which Seller (A) is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any third Person for an annual rent in excess of $100,000 or (B) is lessor of, or makes available for use by any third Person, any tangible personal property owned (including ownership for Tax purposes) by such Seller having a fair market value in excess of $100,000;

(ix)                                a Contract (including purchase orders) involving the obligation of Seller relating solely to the operation of the Facility to purchase products or services for payment by Seller of more than $100,000 annually;

(x)                                   a mortgage, pledge, security agreement, deed of trust or other document granting a Lien upon any Purchased Asset (including Liens upon properties acquired under conditional sales, capital lease or other title retention or security devices);

(xi)                                to the extent not otherwise specifically addressed in Section 7.06(a)(i) through (xi) above, a Contract that requires the payment of $100,000 or more annually;

(xii)                             Shared Contracts, including Shared Equipment Leases;

(xiii)                          Wood Fiber Supply Agreements; and

(xiv)                         all Contracts relating to the planning or construction of the Specified Capital Expenditures, the MACT Project (including the MACT Contracts) or any other material capital project at the Facility that require the payment by Seller of $100,000 or more.

(b)                                 All Contracts of Seller included in the Purchased Assets and not constituting Material Contracts pursuant to Section 7.06(a) above, other than Contracts that may be terminated by Seller without penalty upon notice of 60 days or less to the counterparty thereto, do not require the payment by Seller of more than $1,300,000 per annum in the aggregate.

(c)                                  Set forth in Section 7.06(c) of the Disclosure Schedule is a true and complete list of any guaranties, letters of credit, comfort letters, surety bonds and/or other credit support provided by Seller of any of its Affiliates in support of the obligations related to the Business (the “Guarantees”).

(d)                                 Seller has made available to Purchaser true and correct copies of all Material Contracts and the Guarantees.  Each Material Contract is a valid and binding obligation of Seller and, to the knowledge of Seller, is a valid and binding obligation of each of the other parties thereto, and each Material Contract is in full force and effect, and (assuming receipt of any required consent) will continue in full force and effect following the Closing, in each case without any breach of any terms or conditions thereof or the forfeiture or impairment of any rights thereunder.  Seller has performed all obligations required to be performed by it under each Material Contract to which it is a party and is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder.  To the knowledge of Seller, each other party to each Material Contract has performed in all material respects all obligations required to be performed by such party thereunder, and is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder.

(e)                                  Seller has made available to Purchaser true and correct copies of the most recent material third-party inspection and maintenance records, insurance reports and compliance and operational audit reports, other than Seller’s internal environmental reports that are covered by a legal privilege, for each of the Facility’s major systems, including the boilers.

7.07                           Financial Statements.  The Financial Statements present fairly in all material respects the financial position and results of operations of the Business at the dates and for the periods indicated therein.  On an annual basis, the consolidated financial statements of Seller are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).  The unaudited financial information provided by Seller was prepared in good faith, using accounting principles consistent with those used in Seller’s consolidated financial statements, and presents fairly in all material respects the assets, liabilities, expenses and income relating to the Business and the operation of the Facility for the periods or as of the date set forth therein.

7.08                           Insurance.  All material properties and risks associated with the Business are covered by valid and currently effective insurance policies or binders of insurance or programs of self-insurance in such types and amounts as are consistent with customary practices and standards in Seller’s industry.

7.09                           Real Property.

(a)                                  Seller has good and marketable fee simple title to the Owned Real Property free and clear of all Liens, except for the Permitted Exceptions.  There is currently no condemnation or eminent domain actions or proceedings pending, or to Seller’s knowledge, threatened in connection with the Owned Real Property.  With respect to any easements or other rights that are appurtenant to the Facilities, to the knowledge of Seller, such easement or other appurtenant rights are valid and insurable.

There are no licenses, options, rights, concessions or other agreements or arrangements, written or oral, granting to any person or entity the right to purchase the fee interest in the Facility or the right to use or occupy the Facility.  The Facility is located completely within the metes and bounds legal description of the Owned Real Property set forth in Section 1.02-2 of the Disclosure Schedule (as the same may be modified after the date hereof pursuant to Section 6.02(f)).  The Properties, the Timber Office Parcels and the Wood Procurement Yards constitute all interests in real property used or held by Seller in connection with the Business.

(b)                                 Schedule 1.02-3 lists all of the Leased Real Property, including the address, landlord and tenant for each Lease.  Seller has made available to Purchaser complete copies of each Lease, including all amendments and agreements related thereto.  Seller holds valid leasehold title to all of the Leased Real Property, in each case in accordance with the provisions of the applicable Lease for such Leased Real Property and free and clear of all Liens except for Permitted Exceptions.  To the knowledge of Seller, each Lease is enforceable against each party thereto in accordance with its terms, Seller is not in material breach of or default under any such Lease and, to the knowledge of Seller, no event has occurred or failed to occur that, with or without notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under any such Lease.  Except as set forth on Schedule 1.02-3, Seller is not a sublessor or grantor under any sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property.

7.10                           Title to Tangible Personal Property.  Seller has good and marketable title to all the Purchased Assets consisting of tangible personal property owned by Seller and valid and subsisting leases with respect to all of the Purchased Assets consisting of tangible personal property leased by Seller and in each case used primarily in the Business.  All such owned tangible personal property is owned free and clear of all Liens, except: (i) as set forth in Section 7.10 of the Disclosure Schedule; (ii) Liens for Taxes, assessments both general and special, and other governmental charges which are not yet due and payable; (iii) Liens for Taxes, assessments and charges and other claims, the validity of which Seller is contesting in good faith, provided, however, that Seller shall indemnify Purchaser against and hold it harmless from all liabilities of and damages to Purchaser resulting from such Liens; and (iv) Liens relating to the Assumed Liabilities (collectively, “Permitted Liens”).  At Closing, Seller will convey to Purchaser good and marketable title to the Purchased Assets, free and clear of all Liens other than Permitted Liens and, with respect to the Properties, Permitted Exceptions.

7.11                           Intellectual Property.  Except as set forth in Section 7.11 of the Disclosure Schedule, Seller neither owns nor licenses any intellectual property rights that are used in connection with the Business as it is currently conducted other than the Intellectual Property.  Seller has ownership of, or other rights by license or other agreement to use, the Intellectual Property as is necessary to conduct the Business in all material respects in the manner in which it is currently conducted.  Except as set forth in Section 7.11 of the Disclosure Schedule, there are no pending proceedings or litigation or, to the knowledge of Seller, other adverse claims concerning any Intellectual Property used in the conduct of the Business or alleging that the conduct of the Business infringes any intellectual property rights of any third party.  Seller has not received written notice that the conduct of the Business or any product sold or process used in the conduct of the Business infringes any patent, trademark, copyright or design right, or that Seller has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how in the conduct of the Business; and to the knowledge of Seller, the conduct of the Business and all products sold and processes used by Seller do not infringe any intellectual property right of any third party, and do not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any third party.  There exists no material Lien (except for Permitted Liens) in favor of any third party specific to any of the Intellectual Property, and Seller has not pledged, licensed, transferred or assigned to any third party any right, title or interest to the Intellectual Property, except for Liens under credit agreements of Seller to be released at Closing.

7.12                           Litigation.  Except as set forth in Section 7.12 of the Disclosure Schedule, there are no actions, suits, claims, investigations or any administrative, arbitration or other proceedings pending or, to the knowledge of Seller, threatened against Seller or any of Seller’s Affiliates or any of its property, assets and business operations, in each case relating to the Business or any of the Purchased Assets at Law or in equity, before or by any Governmental Authority, or by any other Person, seeking damages in excess of $500,000, or other than those actions, suits, claims, investigations or proceedings that would not, individually or in the aggregate, reasonably be expected to (a) materially impair the conduct of the Business or the ownership or use of the Purchased Assets as presently conducted, owned or used, (b) result in the imposition of any criminal penalty, criminal fine or similar criminal liability on any Person for such Person’s actions, omission or violations in connection with the Business, or (c) have a Material Adverse Effect.

7.13                           Compliance With Laws.  Seller is not in violation of any Law applicable to the Business or by which any of the Purchased Assets are bound or subject, except for such violations, if any, that would not reasonably be expected to, individually or in the aggregate, (a) materially impair the conduct of the Business or the ownership or use of the Purchased Assets as presently conducted, owned or used, (b) result in the imposition of any criminal penalty, criminal fine or similar criminal liability on any Person for such Person’s actions, omissions or violations in connection with the Business or (c) have a Material Adverse Effect.  With respect to the Business or the Purchased Assets, Seller is not subject to any consent decrees, injunctions, orders or judgments of any Governmental Authority that materially impair the conduct of the Business or the ownership or use of the Purchased Assets as presently conducted, owned or used.  Notwithstanding the foregoing, representations and warranties as to compliance with Environmental Laws and any environmental condition, fact or circumstance are exclusively and solely governed by Section 7.19 hereof and this Section 7.13 does not constitute a representation or warranty as to compliance with Environmental Laws or any environmental condition, fact or circumstance.

7.14                           Labor Matters.

(a)                                  Section 7.14(a) of the Disclosure Schedule contains a list of, and Seller has made available to Purchaser true, correct and complete copies of, the collective bargaining agreements, including all side letter agreements, to which Seller or an Affiliate of Seller is a party, relating to the Employees (“Collective Bargaining Agreements”).

(b)                                 Except as disclosed in Section 7.14(b) of the Disclosure Schedule, (a) there are no strikes, work stoppages or other labor controversies affecting the Employees or groups of Employees generally pending or, to the knowledge of Seller, threatened against or affecting the Business and (b) there are no material grievances outstanding, or unfair labor practice complaints pending before the National Labor Relations Board against Seller in respect of Employees under any such Collective Bargaining Agreements.

7.15                           Employment.

(a)                                  Section 7.15(a) of the Disclosure Schedule contains a list of and Seller has made available to Purchaser copies of all Employment Agreements.

(b)                                 Section 7.15(b) of the Disclosure Schedule contains a list of all Employees as of August 2, 2007.

(c)                                  Section 7.15(c) of the Disclosure Schedule contains a list of all temporary employees and co-ops retained to perform work with respect to the Business as of August 2, 2007.

(d)                                 Section 7.15(d) of the Disclosure Schedule contains a list of all current or former employees (including wood procurement employees) employed with respect to the Business who have suffered an “employment loss” (as that term is defined by the Worker Adjustment and Retraining Notification Act of 1988) in the ninety (90) calendar days immediately preceding the date hereof.

7.16                           Employee Benefit Matters.

(a)                                  Section 7.16(a) of the Disclosure Schedule lists all pension, profit sharing, incentive, bonus, deferred compensation, retirement, stock option, stock purchase, severance, medical and hospitalization, retiree medical, insurance, dental, disability, vacation, salary continuation, sick pay, welfare, fringe benefit, and other employee benefit plans, contracts, programs, policies and arrangements which Seller maintains or under which Seller has any obligations with respect to any employee or former employee of the Business (the “Employee Plans”).

(b)                                 All contributions, premium payments, benefit claims and other payments due from Seller to or under each Employee Plan have been paid in a timely manner; and all additional contributions, premium payments, benefit claims and other payments due on or before the Closing Date shall have been paid by that date.

(c)                                  There has been no termination of any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) under which Seller or any ERISA Affiliate has or had any obligation to make a contribution, no proceedings to terminate any such plan have been initiated, and no event described in ERISA Sections 4062, 4063, or 4069 has occurred with respect to any such plans, any of which resulted in an insufficiency of such plan’s assets necessary to satisfy all benefit liabilities under the plan (within the meaning of ERISA Section 4041(b)).  Neither Seller nor any ERISA Affiliate maintains or contributes to or has any liability (whether directly, indirectly, contingent or otherwise) with respect to any Multiemployer Plan on behalf of the Employees.

(d)                                 Each Single Employer Plan has been maintained in all material respects in accordance with its governing documents and all applicable provisions of ERISA, the Code and other applicable Laws.  All required disclosures to employees and all required filings and other reports relating to each Single Employer Plan have been timely made.

(e)                                  There is no litigation, disputed claim (other than routine claims for benefits), governmental proceedings, audit or inquiry pending or, to the knowledge of Seller, threatened, with respect to any Single Employer Plan.  No person or entity has engaged in a “prohibited transaction” (as defined in ERISA Section 406 or Code Section 4975) with respect to any Single Employer Plan for which no individual or class exemption exists.

(f)                                    Seller has made available to Purchaser copies of the following with respect to any Employee Plan that relates solely to the Business:  the current Employee Plan documents, any amendments thereto, and the related summary plan description, if any, each trust or custodial agreement and each deposit administration, group annuity, insurance, or other funding agreement associated with each such Employee Plan; the latest financial reports and actuarial reports relating to each such Employee Plan; the most recent determination letter issued by the Internal Revenue Service; and the most recent Annual Report Form 5500.

(g)                                 Each Single Employer Plan which is a “group health plan” (as defined in Code Section 5000(b)(1)) has complied in all material respects with the applicable requirements of ERISA Sections 601 and 602 and Code Section 4980B.

(h)                                 Each Single Employer Plan which is intended to qualify as a tax-qualified retirement plan under Code Section 401(a) has received a favorable determination letter from the IRS to that effect, and, to Seller’s knowledge, nothing has occurred since the date of that letter which would prevent any such plan from remaining so qualified.

7.17                           Taxes.  Except as set forth in Section 7.17 of the Disclosure Schedule, (a) all material Tax returns required to be filed on or prior to the Closing Date with respect to the Business have been duly and timely filed with the appropriate Governmental Authority in all jurisdictions in which such Tax returns are required to be filed, and such Tax returns are true, correct and complete in all material respects, (b) all Taxes required to be withheld and/or paid on or prior to the Closing Date with respect to (i) the Business or (ii) any amounts owed by the Business to any employee, creditor, independent contractor or other third party have been duly and timely withheld and/or paid, (c) none of the Purchased Assets is subject to any Liens (other than Permitted Liens or Permitted Exceptions) as a result of a failure to pay any Tax and (d) none of the Purchased Assets (i) are required to be treated as being owned by any other Person pursuant to the so-called safe harbor lease provisions of former Section 168(f)(8) of the Code, (ii) secures any debt the interest on which is tax-exempt under Section 103(a) of the Code, (iii) is tax-exempt use property within the meaning of Section 168(h) of the Code or (iv) is subject to a “467 rental agreement” as defined in Section 467 of the Code.  The transaction contemplated by this Agreement does not constitute a sale of a “substantial portion” of Seller’s assets within the meaning of Treas. Reg. § 1.280G-1, Q&A 29.

7.18                           Licenses and Permits.  Except as set forth in Section 7.18 of the Disclosure Schedule, and except for those required by Environmental Laws which are exclusively and solely governed by Section 7.19 hereof, Seller holds all permits and authorizations necessary for the lawful conduct of the Business as currently conducted or the ownership or use of the Purchased Assets, and such permits and authorizations are in full force and effect, except for such permits and authorizations the failure to obtain or be in full force and effect would not reasonably be expected to (i) individually or in the aggregate, materially impair the conduct of the Business or the ownership or use of the Purchased Assets as presently conducted, owned or used or to consummate the transactions contemplated hereby, (ii) result in the imposition of any criminal penalty, criminal fine or similar criminal liability on any Person for such Person’s actions, omissions or violations in connection with the Business or (iii) have a Material Adverse Effect.  Seller has not received any notice of any claimed or purported default under any permit and there are no proceedings pending, or, to the knowledge of Seller, threatened to cancel, modify or change any such permit.

7.19                           Environmental Compliance.

(a)                                  Except as set forth in Section 7.19 of the Disclosure Schedule, (a) Seller currently holds or has applied for all permits, licenses and approvals of Governmental Authorities required under Environmental Laws with respect to the ownership, use or operation of the Business and/or the Facility; (b) Seller is in compliance with all such permits, licenses and approvals, except for such failures to be in compliance that would not, individually or in the aggregate, have a Material Adverse Effect; (c) Seller is in compliance with all Environmental Laws with respect to the Business or the Facility, except for such failures to be in compliance that would not, individually or in the aggregate, have a Material Adverse Effect; (d) Seller has not received any unresolved written notice from any Governmental Authority that Seller is in violation of any Environmental Law with respect to Seller’s ownership, use or operation of the Facility; (e) there are no pending claims, complaints, legal proceedings or lawsuits pending or, to Seller’s knowledge, threatened against Seller, by Governmental Authorities and/or other third parties concerning the ownership or operation of the Purchased Assets in which Seller’s non-compliance with, or liability under, Environmental Laws is alleged; (f) Seller has not entered into any consent order or similar agreement with any Governmental Authority that imposes any continuing material obligations on Seller under any Environmental Law; (g) to Seller’s knowledge, there has been no Release at or under the Facility of any Hazardous Substances into the soil, air, surface water or groundwater at the Facility, which condition remains uncured and which requires Remedial Action for which Seller is liable under any Environmental Law; and (h) to Seller’s knowledge, Seller has made available to Purchaser copies of material environmental assessments, reports, audits, and other documents and information in its possession or under its control relating to the Facility (other than Seller’s internal environmental audits that are covered by a legal privilege and other reports that are covered by a legal privilege) that disclose potential liability pursuant to Environmental Laws.

(b)                                 Notwithstanding any other provision of this Article VII, the parties acknowledge and agree that this Section 7.19 shall be the sole and exclusive provision with respect to all representations and warranties made by Seller related to environmental matters, including compliance with Environmental Laws or the existence of any environmental condition, fact or circumstance.

7.20                           Disclaimer of Warranties.  EXCEPT WITH RESPECT TO THE WARRANTIES AND REPRESENTATIONS SPECIFICALLY SET FORTH IN THIS AGREEMENT OR THE OTHER DOCUMENTS EXECUTED IN CONNECTION HEREWITH, SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED, WHETHER OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY AS TO THE PURCHASED ASSETS, OR ANY PART THEREOF, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT THE PURCHASED ASSETS ARE TO BE CONVEYED HEREUNDER “AS IS” AND “WHERE IS” ON THE CLOSING DATE, AND IN THEIR THEN PRESENT CONDITION.  PURCHASER SHALL RELY UPON ITS OWN EXAMINATION THEREOF.

ARTICLE VIII

Warranties and Representations of Purchaser and GP

Purchaser and GP, jointly and severally, warrant and represent to Seller as follows:

8.01                           Due Formation.  Each of Purchaser and GP is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  Purchaser is a wholly-owned indirect subsidiary of GP.

8.02                           Authority.  Each of Purchaser and GP has the limited liability company right and power to enter into and perform its obligations under this Agreement and each Transaction Document to which it is a party, and has taken all requisite limited liability company action to authorize its execution and delivery of this Agreement and each Transaction Document to which it is a party and the performance of its obligations under this Agreement and each Transaction Document to which it is a party; and this Agreement and each Transaction Document has been or will be duly executed and delivered by Purchaser and GP and upon execution and delivery will be binding upon, and enforceable against, Purchaser and GP, as applicable, in accordance with its respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at Law or in equity).

8.03                           No Violations.

(a)                                  The execution, delivery and performance of this Agreement and, to the extent applicable, each Transaction Document by Purchaser and GP does not and will not, after the giving of notice, or the lapse of time, or otherwise, conflict with, result in a breach of, or constitute a default under, the certificate of formation or operating agreement of Purchaser or GP, as applicable, or any Law or any material contract, agreement, commitment or plan to which Purchaser or GP is a party.

(b)                                 The execution and delivery by Purchaser and GP of this Agreement and each Transaction Document does not, and the performance by Purchaser and GP of their respective obligations hereunder and thereunder will not, require Purchaser or GP to obtain any consent, approval, authorization or other action of, or make any filing with or give any notice to, any Governmental Authority, except (i) as disclosed in Section 8.03(b) of the Disclosure Schedule, (ii) pursuant to the applicable requirements of the HSR Act, (iii) where failure to obtain such consents, approvals, authorizations or actions, or make such filings or give such notices, would not have a material adverse effect on Purchaser, GP or their ability to consummate the transactions contemplated hereby or (iv) as may be necessary as a result of any facts or circumstances relating solely to Seller.

8.04                           Brokers.  Neither this Agreement nor the purchase of the Purchased Assets or any other transaction contemplated by this Agreement was induced or procured through any Person acting on behalf of, or representing, Purchaser or any of its Affiliates as broker, finder, investment banker, financial advisor or in any similar capacity.

8.05                           Litigation.  There are no actions, suits, claims, investigations or proceedings pending or, to the knowledge of Purchaser or GP, threatened against Purchaser, GP or any of their respective Affiliates or any of its assets or properties at law or in equity, before or by any Governmental

Authority, or by any other Person, which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Purchaser, GP or their ability to consummate the transactions contemplated hereby.

8.06                           Financial Ability.  At the Closing on the Closing Date, Purchaser shall have all the funds necessary to purchase the Purchased Assets and to consummate the transactions contemplated by this Agreement.

ARTICLE IX

Conditions to Closing Applicable to Purchaser

The obligations of Purchaser hereunder (including the obligation of Purchaser to close the transactions herein contemplated) are subject to the following conditions precedent:

9.01                           No Termination.  Neither Purchaser nor Seller shall have terminated this Agreement pursuant to Section 11.01 hereof.

9.02                           Bring-Down of Seller Warranties.  The warranties and representations made by Seller in Article VII herein to Purchaser shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) on and as of the Closing Date with the same effect as if such warranties and representations had been made on and as of the Closing Date (except to the extent any such warranty and representation speaks of an earlier date, in which case such warranty and representation shall be true and correct as of such earlier date), except for such inaccuracies that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect, and Seller shall have performed and complied with, in all material respects, all agreements, covenants and conditions on its part required to be performed or complied with on or prior to the Closing Date; and at the Closing, Purchaser shall have received a certificate executed by the President or any Vice President of Seller to the foregoing effect.

9.03                           No Material Adverse Effect.  Between the Balance Sheet Date and the Closing Date, there shall have been no Material Adverse Effect.

9.04                           Pending Actions.  No investigation, action, suit or proceeding by any Governmental Authority and no action, suit or proceeding by any other Person, shall be pending on the Closing Date which challenges this Agreement and seeks to modify, prohibit or enjoin the consummation of the transactions contemplated hereby.

9.05                           Consents and Approvals.  All consents, approvals or authorizations of the Governmental Authorities and other Persons set forth in Section 9.05 of the Disclosure Schedule shall have been obtained.

9.06                           Release of Liens.  All necessary releases of Liens required under Section 5.07 in form and substance reasonably satisfactory to Purchaser shall have been delivered to Purchaser at the Closing, or arrangements reasonably satisfactory to Purchaser shall have been made for the delivery of such lien releases to Purchaser contemporaneously with or promptly following the Closing and the transfer to and receipt by Seller of the Purchase Price.

9.07                           HSR Act.  The waiting period applicable to the consummation of the transactions contemplated hereunder required pursuant to the provisions of the HSR Act shall have expired.

9.08                           All Necessary Documents.  All proceedings to be taken in connection with the consummation of the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Purchaser and its counsel, and Purchaser shall have received copies of those documents to be delivered pursuant to Section 3.02 hereof.

9.09                           Title Policy.  At the Closing, Seller shall have delivered to Purchaser owner’s title insurance policies dated the Closing Date on ALTA 1992 Owner’s Form B, covering the Owned Real Property and insuring, as of the Closing Date, the fee simple estate of Purchaser in such real estate in the amount set forth in Section 9.09 of the Disclosure Schedule, subject only to the Permitted Exceptions.

9.10                           Expenditure Statements.  Purchaser shall have received the Capital Expenditure Statement and the MACT Expenditure Statement.

Purchaser shall have the right to waive any of the foregoing conditions precedent, except for the condition set forth in Section 9.07 hereof.

ARTICLE X

Conditions to Closing Applicable to Seller

The obligations of Seller hereunder (including the obligation of Seller to close the transactions herein contemplated) are subject to the following conditions precedent:

10.01                     No Termination.  Neither Purchaser nor Seller shall have terminated this Agreement pursuant to Section 11.01 hereof.

10.02                     Bring-Down of Purchaser Warranties.  The warranties and representations made by Purchaser in Article VIII herein to Seller shall be true and correct in all material respects (except those qualified by materiality which shall be true and correct in all respects) on and as of the Closing Date with the same effect as if such warranties and representations had been made on and as of the Closing Date (except to the extent any such warranty and representation speaks of an earlier date, in which case such warranty and representation shall be true and correct as of such earlier date), and Purchaser shall have performed and complied with, in all material respects (except for the payment of the Purchase Price which obligation shall be absolute), all agreements, covenants and conditions on its part required to be performed or complied with on or prior to the Closing Date; and at the Closing, Seller shall have received a certificate executed by the President or any Vice President of Purchaser to the foregoing effect.

10.03                     Pending Actions.  No investigation, action, suit or proceeding by any Governmental Authority and no action, suit or proceeding by any other Person, shall be pending on the Closing Date which challenges this Agreement and seeks to modify, prohibit or enjoin the consummation of the transactions contemplated hereby.

10.04                     Release of Liens.  The collateral agent that is party to the Credit Agreement shall have delivered (or made arrangements reasonably satisfactory to Purchaser for the delivery thereof) releases and terminations of all Liens under the Credit Agreement with respect to the Purchased Assets, including such recordable mortgage releases and UCC-3 financing statements that may be reasonably requested by Purchaser to evidence the same.

10.05                     HSR Act.  The waiting period applicable to the consummation of the transactions contemplated hereunder required pursuant to the provisions of the HSR Act shall have expired.

10.06                     All Necessary Documents.  All proceedings to be taken in connection with the consummation of the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Seller and its counsel, and Seller and its counsel shall have received copies of those documents to be delivered pursuant to Section 3.03 hereof.

Seller shall have the right to waive any of the foregoing conditions precedent, except for the condition set forth in Section 10.05 hereof.

ARTICLE XI

Termination

11.01                     Termination.  This Agreement may be terminated at any time prior to the Closing as follows, and in no other manner:

(a)                                  by mutual written consent of Purchaser and Seller;

(b)                                 by Purchaser or by Seller, if at or before the Closing any condition set forth herein for the benefit of Purchaser or Seller, respectively, shall not have been timely met in all material respects or cannot be timely met in all material respects; provided, the party seeking to terminate is not then in material breach of this Agreement; or

(c)                                  by Purchaser or by Seller if the Closing of the transactions contemplated by this Agreement shall not have occurred on or before October 31, 2007, or such later date as may have been agreed upon in writing by the parties hereto; provided, the party seeking to terminate is not then in material breach of this Agreement.

Any termination pursuant to this Article XI shall not limit or restrict the rights or other remedies of any party hereto.

ARTICLE XII

Indemnification

12.01                     Seller Indemnification.  Subject to all applicable terms and conditions of this Article XII, Seller hereby agrees to indemnify Purchaser, GP and their respective Affiliates and their respective officers, directors, employees, stockholders, partners, members and representatives (collectively, the “Purchaser Group”) against, and agrees to hold them harmless from, any loss, liability, claim, damage or reasonable expense, whether or not involving a third party claim (collectively, “Losses”), as incurred to the extent arising from, relating to or otherwise in respect of:

(a)                                  any failure of any representation or warranty of Seller contained in this Agreement to be true and correct; provided, however, that (except with respect to the representations and warranties set forth in Sections 7.01 (Due Incorporation and Qualification), 7.02 (Authority), 7.04 (Brokers), 7.09(a) (Title to Real Property), 7.10 (Title to Tangible Personal Property), 7.15(d) (Employment) and 7.17 (Taxes)), Seller shall not have any liability under this Section 12.01(a) unless and until the aggregate of all Losses relating thereto for which Seller would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $2,500,000 (the “Deductible”), at which time Seller shall only be liable for amounts in excess of the Deductible; provided, further, no claim for Losses under this Section 12.01(a) (except with respect to the representations and warranties set forth in Sections 7.01 (Due Incorporation and Qualification), 7.02 (Authority), 7.04 (Brokers), 7.09(a) (Title to Real Property), 7.10 (Title to Tangible Personal Property) and 7.15(d) (Employment) and 7.17 (Taxes)) may be made, and no Losses shall be applied against the Deductible, for any claim that does not cause Losses in an amount in excess of $100,000 per claim;

(b)                                 any breach of any covenant or obligation of Seller contained in this Agreement;

(c)                                  any Non-Assumed Liabilities (including Environmental Liabilities); or

(d)           any fees of any Person referred to in Section 7.04 and any other fees, commissions or expenses asserted by any other representative of Seller on the basis of the transactions contemplated by this Agreement.

12.02       Limitations on Seller’s Indemnification Obligation.  Purchaser’s right to indemnification pursuant to Section 12.01(a) is subject to the following limitations; it being expressly understood that the following limitations shall not limit Purchaser’s right to indemnification pursuant to any other Section of this Agreement, including Sections 12.01(b), (c) and (d):

(a)           Except for (i) the representations and warranties contained in Section 7.19 (Environmental Compliance), which shall survive the Closing for a period of twenty-four (24) months; (ii) the representations and warranties contained in Section 7.15(d) (Employee  Matters), Section 7.16 (Employee Benefit Matters) and Section 7.17 (Taxes), which shall survive for the applicable statute of limitation plus sixty (60) calendar days; and (iii) the representations and warranties contained in Section 7.01 (Due Incorporation and Qualification), Section 7.02 (Authority), Section 7.04 (Brokers), Section 7.09(a) (Real Property) and Section 7.10 (Title to Tangible Personal Property), which shall survive indefinitely, all other representations and warranties made by Seller in this Agreement shall survive the Closing hereunder for a period of eighteen (18) months after the Closing Date.  All other indemnities contained in this Agreement (including indemnities with respect to Non-Assumed Liabilities) shall have no termination date.  Notwithstanding the foregoing, the obligation of Seller to indemnify and hold harmless any member of the Purchaser Group pursuant to this Article XII shall not terminate with respect to any item as to which Purchaser shall have, before the expiration of the applicable period, previously made a claim by delivering a notice pursuant to this Article XII to Seller.

(b)           Notwithstanding anything else to the contrary contained herein, the liability of Seller under Section 12.01(a) (except with respect to the representations and warranties set forth in Sections 7.01 (Due Incorporation and Qualification), 7.02 (Authority), 7.04 (Brokers) 7.09(a) (Title to Real Property), 7.10(a) (Title to Tangible Personal Property), 7.15(d) (Employment Matters), and 7.17

(Taxes)), in the aggregate, shall be limited to and shall in no event exceed thirty percent (30%) of the Purchase Price.

12.03       Purchaser Indemnification.  Subject to all applicable terms and conditions of this Article XII, Purchaser and GP hereby, jointly and severally, agree to indemnify Seller and its Affiliates and each of their respective officers, directors, employees, stockholders, partners, members and representatives (collectively, the “Seller Group”) against, and agrees to hold them harmless from, any Losses as incurred to the extent arising from, relating to or otherwise in respect of:

(a)           any failure of any representation or warranty of Purchaser contained in this Agreement to be true and correct;

(b)           any breach of any covenant or obligation of Purchaser contained in this Agreement;

(c)           any Assumed Liabilities; or

(d)           any fees of any Person referred to in Section 8.04 and any other fees, commissions or expenses asserted by any other representative of Seller on the basis of the transactions contemplated by this Agreement.

12.04       Limitations on Purchaser’s Indemnification Obligation.  Seller’s right to indemnification pursuant to Section 12.03(a) is subject to the following limitations; it being expressly understood that the following limitations shall not limit Seller’s right to indemnification pursuant to any other Section of this Agreement, including Sections 12.03(b), (c) and (d).  Except for the representations and warranties contained in Section 8.01 (Due Formation), Section 8.02 (Authority) and Section 8.04 (Brokers), which shall survive indefinitely, all representations and warranties made by Purchaser in this Agreement shall survive the Closing hereunder for a period of eighteen (18) months after the Closing Date.  All other indemnification obligations contained in this Agreement (including indemnities with respect to Assumed Liabilities) shall have no termination date.  Notwithstanding the foregoing, the obligation of Purchaser to indemnify and hold harmless any member of Seller Group pursuant to this Article XII shall not terminate with respect to any item as to which Seller shall have, before the expiration of the applicable period, previously made a claim by delivering a notice pursuant to this Article XII to Purchaser.

12.05       Other Limitations.

(a)           For the purposes of this Article XII, in computing any individual or aggregate amounts of claims, the amount of each claim shall be deemed to be an amount net of any insurance proceeds and any indemnity, contribution or other similar payment recoverable by Purchaser or any of its Affiliates, or Seller or any of its Affiliates, as applicable, from any third party with respect thereto.

(b)           Each party hereby acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and any and all agreements contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article XII.

(c)           Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Purchaser, after the consummation of the purchase and sale of the Business and the Purchased Assets contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(d)           In no event shall either party be liable to the other for consequential damages (including damages for lost profits or lost opportunities) or punitive damages except to the extent arising from a third party claim for which such party is obligated to indemnify the other party pursuant to the terms of this Agreement.  Purchaser or Seller, as applicable, shall take all reasonable steps to mitigate all such losses, liabilities and damages upon and after becoming aware of any event which could reasonably be expected to give rise to such losses, liabilities and damages.

12.06       Indemnification Notice and Procedure.

(a)           Promptly upon obtaining knowledge of any claim, event, fact or demand which gives rise to, or could reasonably be expected to give rise to, a claim for indemnification hereunder, any party seeking indemnification under this Article XII (an “Indemnified Party”) shall give written notice of such claim or demand (“Notice of Claim”) to the party from which indemnification is sought (an “Indemnifying Party”), setting forth the amount of the claim.  The Indemnified Party shall furnish to the Indemnifying Party, in reasonable detail, such information as it may have with respect to such indemnification claim (including copies of any summons, complaint or other pleading which may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same).  No failure or delay by the Indemnified Party in the performance of the foregoing shall reduce or otherwise affect the obligation of any Indemnifying Party to indemnify and hold the Indemnified Party harmless, except to the extent that such failure or delay shall have adversely affected the Indemnifying Party’s ability to defend against, settle or satisfy any loss, damage or expense for which the Indemnified Party is entitled to indemnification hereunder.

(b)           If the claim or demand set forth in the  Notice of Claim given by the Indemnified Party pursuant to Section 12.06(a) above is a claim or demand asserted by a third party, the Indemnifying Party shall have fifteen (15) days after the Date of the Notice of Claim to notify the Indemnified Party in writing of its election to defend such third party claim or demand on behalf of the Indemnified Party.  If the Indemnifying Party elects to defend such third party claim or demand, the Indemnified Party shall make available to the Indemnifying Party and its agents and representatives all records and other materials which are reasonably required in the defense of such third party claim or demand and shall otherwise cooperate with, and assist the Indemnifying Party in the defense of, such third party claim or demand, and so long as the Indemnifying Party is defending such third party claim or demand in good faith, the Indemnified Party shall not pay, settle or compromise such third party claim or demand without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  If the Indemnifying Party elects to defend such third party claim or demand, the Indemnified Party shall have the right to participate in the defense of such third party claim or demand, at its own expense.  Notwithstanding the foregoing, the Indemnified Party shall be entitled to engage one separate counsel to participate in such defense, at the expense of the Indemnifying Party, if (A) outside counsel to the Indemnified Party shall have advised that there may be a conflict of interest (including one or more legal defenses or counterclaims available to it or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party) that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party or (B)(1) the claim seeks non-monetary relief that, if granted, could reasonably be expected to materially and adversely affect the Indemnified Party or its Affiliates and (2) the Indemnified Party’s outside counsel shall have advised that such claim has a reasonable probability of success.

(c)           If the Indemnifying Party does not elect to defend such third party claim or demand, or does not defend such third party claim in good faith, the Indemnified Party shall have the right, in addition to any other right or remedy it may have hereunder, at the Indemnifying Party’s expense, to defend such third party claim or demand; provided, however, that (i) the Indemnified Party shall not have any obligation to participate in the defense of, or defend, any such third party claim or demand, and (ii) the Indemnified Party’s defense of or its participation in the defense of any such third party claim or demand shall not in any way diminish or lessen the obligations of the Indemnifying Party under the agreements of indemnification set forth in this Article XII.

(d)           Anything in this Section 12.06 to the contrary notwithstanding, the Indemnifying Party shall not enter into any settlement or compromise of any action, suit or proceeding, or consent to the entry of any judgment, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, except that consent of the Indemnified Party shall not be required to enter into any such settlement or compromise that provides solely monetary damages that are paid by the Indemnifying Party and includes a full and unconditional release of the Indemnified Party and a complete denial or disclaimer of any and all liability and/or wrongdoing by the Indemnified Party.

(e)           The term “Date of the Notice of Claim” as used in this Article XII shall mean the date the Notice of Claim is deemed delivered pursuant to Section 15.13 hereof.

12.07       Special Procedures Relating to Specified Environmental Matters.

(a)           The procedures set forth in this Section 12.07 shall apply to any environmental matter arising under this Agreement (each, a “Specified Environmental Matter”), including those matters involving or relating to (i) any claim for indemnification for any breach of the representation and warranty set forth in Section 7.19 (Environmental Compliance); or (ii) any indemnification claim relating to any Non-Assumed Liability, including any violation of any Environmental Law by Seller prior to Closing or Remedial Action relating to operations of the Business and/or ownership of the Facility prior to Closing.  The procedures set forth in this Section 12.07 shall be in addition to, but not in limitation of, the other provisions of this Article XII; provided, however, if there is a conflict between this Section 12.07 and any other provision of this Article XII, this Section 12.07 shall control.

(b)           Prior to Closing, each of Seller and Purchaser shall notify the other party in advance of the taking of any physical samples from any of the Properties by or on behalf of Seller or Purchaser, as the case may be, and will permit the other party at its own sole cost and expense to take or obtain split or duplicate samples.

(c)           Purchaser and Seller will cooperate with each other as reasonably requested in all matters relating to any Specified Environmental Matter, including any Remedial Action which involves any one of the Properties (an “On Site Remedial Action”).  Notwithstanding anything contained in this Agreement to the contrary, Seller shall have the right to direct, manage and otherwise control all Remedial Actions, including any On Site Remedial Action, for which Seller is responsible under this

Agreement (“Seller Remedial Actions”), including retention of consultants, selection and implementation of remedial measures, and negotiation and settlement with interested parties.

(d)           With respect to any Seller Remedial Action that is an On Site Remedial Action, Seller shall (i) consult in good faith with Purchaser with regard thereto, (ii) perform such Seller Remedial Action in a manner that complies with Environmental Laws, any remediation standards in effect at the time of the Seller Remedial Action, and to the satisfaction of any Governmental Authority, (iii) to the extent that outside counsel is necessary, select counsel that shall be reasonably satisfactory to Purchaser, (iv) provide Purchaser the right to review and provide Seller with written comments (which comments shall be reviewed and reasonably considered by Seller, provided that Purchaser provides Seller with such comments in a timely manner) on the On Site Remedial Action in advance of (1) Seller’s selection of consultants and contractors designated to perform the Remedial Action and (2) the development of the scope and type of Remedial Action to be implemented, and (v) provide all plans, reports, and submissions to any Governmental Authority regarding any such On Site Remedial Action in draft form to Purchaser a reasonable time prior to transmission of such items to any such Governmental Authority and Seller shall review and reasonably consider any of Purchaser’s comments on such plans, reports and submissions.

(e)           The parties agree that Seller’s obligation under this Agreement with respect to any claim involving Remedial Action shall be to satisfy the requirements of Environmental Laws applicable to the Remedial Action as such Environmental Laws existed on the Closing Date, any additional remediation standards that exist at the time of the Remedial Action and those requirements or any Governmental Authority.  Where Remedial Action is required, the parties agree that Seller may select the option that is most financially and technologically feasible; provided that such option is acceptable to all applicable Governmental Authorities, third parties and Purchaser and is otherwise in compliance with Environmental Laws and any remediation standards that exist at the time of the Remedial Action.  Purchaser agrees that it shall accept appropriate and reasonable engineering controls or institutional controls if such controls are needed in order for Seller to complete a Remedial Action, including an On

Site Remedial Action, consistent with the requirements of this Agreement; provided that, such controls are acceptable to the relevant Governmental Authority and are in compliance with Law and do not prevent or inhibit (other than de minimis conditions) use of the affected Property as occurred as of the Closing.

(f)            During the course of any On Site Remedial Action whereby one of the Properties is owned, leased or otherwise under the control of Purchaser at the time of such On Site Remedial Action, Purchaser shall negotiate in good faith a customary and appropriate access agreement with Seller in order to grant to Seller, its agents, employees, contractors, and consultants, at no cost other than as set forth below, such access to such Property as is reasonably necessary to perform or oversee and monitor performance of such Remedial Action.  In no event shall any access agreement limit Seller’s rights or increase Seller’s obligations under this Agreement, and in the event of a conflict between this Agreement and any access agreement, the provisions of this Agreement shall govern.  Such access may include use of utilities, including on-site wastewater treatment and waste disposal infrastructure, and reasonable office, parking and storage space, provided that Seller will reimburse Purchaser for the reasonable, out-of-pocket cost of any such utilities used.  Purchaser will also allow, to the extent of Purchaser’s authority to so allow, Seller to install and maintain at, on or under the Property remediation devices (including monitoring wells or ground water recovery and treatment systems) that are required by any Governmental Authority or that the parties agree are reasonably necessary to perform any On Site Remedial Action.

(g)           Each party may, at its own expense, monitor the actions of the other party in connection with any Specified Environmental Matter.  Each party will give the other party reasonable access to information necessary to allow the other to undertake such activities, which may include any materials or data created by such party’s consultants after the Closing.  If such access would require either party to reveal information that would otherwise be protected by the attorney-client privilege, or any attorney work product doctrine or other privilege pertaining to confidentiality, then Seller and Purchaser will, at the request of either party, enter into a reasonable confidentiality agreement, joint defense agreement, or similar agreement, governing the terms and conditions of such access and preserving, to the greatest extent possible, the confidentiality of the information provided.  In the event of a dispute between the parties pertaining to any Seller Remedial Action, nothing set forth herein shall require a party to disclose information that would otherwise be protected by the attorney-client privilege, or any attorney work product doctrine or other privilege pertaining to confidentiality.

(h)           Neither Seller nor Purchaser may enter into any settlement or voluntary agreement relating to any Specified Environmental Matter which settlement or voluntary agreement could reasonably be expected to adversely affect the other party’s operational or financial interests, including any consent, order, settlement agreement or other voluntary stipulation that also creates any obligation to perform Remedial Action at any one of the Properties to levels more stringent than those based on the current use of the Property on the Closing Date, without the consent of the other party (such consent not to be unreasonably withheld).

(i)            After the Closing, Purchaser shall not:

(i)            conduct, nor permit any third party to conduct, sampling or other investigation of environmental media, including soil, sediment, surface water or groundwater, in, on, under or relating to any of the Properties, except such sampling that is for a Legitimate Business Purpose.  For purposes of this paragraph, “Legitimate Business Purpose” shall mean work performed (A) to maintain or achieve compliance with an applicable Environmental Law or environmental permit; (B) to respond to a Release or threatened Release, including minimizing the risk of off-site exposure from a Release; (C) in response to a threatened or actual enforcement action, investigation, proceeding, or claim by a Governmental Authority or other third party; (D) as required by a financial institution in connection with Purchaser’s good faith effort to obtain financing; or (E) to reasonably maintain, improve, expand, remove or replace equipment, utilities, buildings or other improvements on the Properties; or

(ii)           notify or disclose (whether orally or in writing), either directly or indirectly through a third party to notify or disclose (whether orally or in writing), to any Governmental Authority or other third party any information relating to any Specified Environmental Matter unless such notification or disclosure is required by Environmental Law or Purchaser, acting as a reasonably prudent person without the benefit of any indemnification from Seller, believes that such notification or disclosure is required to prevent an enforcement action by a Governmental Authority, a claim by a third party, or a violation of applicable Environmental Law.  In any event, if Purchaser or Purchaser’s representatives determine that information regarding the Specified Environmental Matter must be reported or disclosed to any Governmental Authority or other third party, then Purchaser will first notify Seller of its intention to make such notification or disclosure and provide Seller with the reasonable opportunity to interpose any objections it may have to such notification or disclosure.  If Seller concurs that disclosure is necessary, Seller may control the notification or disclosure of the same, with the notification and reasonable consent of Purchaser, and in such instances shall follow the procedures set forth in this Section 12.07.

(iii)          In the event Purchaser fails to abide by the terms and conditions of this Section 12.07(i), Seller shall, for only those issues subject to this Section 12.07(i), have no indemnification or other obligation under this Agreement for any loss, liability, damage, fine, penalty, or other expense resulting from the same.  The provisions of this Section 12.07(i) shall survive without limitation as to time and shall survive Closing.

(j)            After the Closing, Seller shall not notify or disclose (whether orally or in writing), or instruct any third party to notify or disclose (whether orally or in writing), to any Governmental Authority or other third party any Specified Environmental Matter without Purchaser’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed, unless any such notification or disclosure is required by applicable Environmental Law or Seller, acting as a reasonably prudent person, believes that such notification or disclosure is required to prevent an enforcement action by a Governmental Authority against Seller, a claim by a third party against Seller, or a violation of applicable Environmental Laws.  In the event Seller believes that any such notification or disclosure is required by applicable Environmental Law, Seller shall notify Purchaser as soon as possible so that Purchaser may make any such legally required notification or disclosure; provided that, the content and format of Purchaser’s notification or disclosure are reasonably acceptable to Seller.  In the event Purchaser fails or refuses to make any such legally required notification or disclosure, Seller may make such notification or disclosure.  Seller shall notify Purchaser prior to so notifying or disclosing information to a Governmental Authority or other third party, provide a copy of any such notification or disclosure to Purchaser, permit Purchaser to participate in any discussions or negotiations with such Governmental Authority or third party that result from the notification or disclosure, and receive relevant correspondence regarding the same.  Pursuant to the procedures set forth in this Section 12.07, Seller shall have the right to take the lead role in any negotiations and discussions with any Governmental Authority or third party, with the reasonable consent of Purchaser, that result from any notification of disclosure of a Specified Environmental Matter, regardless of which party made such notification or disclosure.

(k)           If the cost of any Specified Environmental Matter that is subject to an indemnity by Seller hereunder is increased, or any environmental condition on any of the Properties is exacerbated or worsened, due to an act or omission by a person other than Seller, or Seller’s employees, contractors or agents, Seller shall not be responsible for any such increase in costs or other damages incurred to the extent caused by such act or omission by a person other than Seller or Seller’s employees, contractors or agents.  Without limiting the foregoing, with respect to any On Site Remedial Action, Seller shall not be responsible for any increased costs or any of Purchaser’s losses, damages, costs, fines, penalties or other expenses to the extent they arise by reason of a change in use of any of the Properties that subjects any of the Properties to more stringent remediation standards.

(l)            In the event that Purchaser sells or otherwise transfers ownership or control of any of the Properties before the expiration of Seller’s indemnification under this Article XII, Purchaser will include in the instrument of sale or transfer provisions that preserve all of the rights of Seller under this Article XII.

12.08       Effect of Indemnity Payments.  The parties agree to treat all payments made under the indemnity provisions of Article XII of this Agreement as adjustments to the Purchase Price for Tax purposes and that such agreed treatment shall govern for purposes hereof.

12.09       Certain Tax Matters.

(a)           Seller shall indemnify and hold harmless Purchaser from and against any liability for Taxes that are not related to Assumed Liabilities.  Purchaser shall indemnify and hold harmless Seller from and against any liability for Taxes that relate to Assumed Liabilities (other than Seller’s share of apportioned Property Taxes).  To the extent that an indemnification obligation pursuant to this Section 12.09 may overlap with or contradict any other indemnification provision obligation pursuant to this Article XII, the provisions of this Section 12.09 shall govern.  For the avoidance of doubt, no party shall be entitled to any duplicative indemnification for Taxes under this Article XII.

(b)           Any claim to be made pursuant to this Section 12.09 must be made before the date that is sixty (60) calendar days after the expiration (with valid extensions) of the applicable statutes of limitations related to the Taxes at issue.

(c)           For purposes of this Agreement, any liability for Taxes related to the Business, the Purchased Assets, or New Hire Employees attributable to a Straddle Period shall be apportioned between the portion of such period ending at the Effective Time and the portion following the Effective Time (x) in the case of Property Taxes, by apportioning such Taxes on a per diem basis and (y) in the case of all other Taxes, on the basis of a closing of the books as of the end of the day prior to the Effective Time.

(d)           Purchaser and Seller shall each be entitled to receive and retain any refund in respect of Taxes for which such party is responsible under Section 12.09(a), and Purchaser and Seller, as the case may be, shall promptly notify the other party of the receipt of any refund to which the other party is entitled hereunder and pay over such refund.

(e)           Purchaser or Seller, as the case may be, shall promptly notify the other party in writing upon receipt of any Tax audits, examinations or assessments that could give rise to a liability for which the other party is responsible under Section 12.09(a) of this Agreement.  Seller shall control the portion of any such audit, examination or proceeding that relates to any Taxes for which Seller is responsible.  Purchaser shall control any audit, examination or proceeding (or portion thereof) that does not relate to Taxes for which Seller is responsible under Section 12.09(a).

ARTICLE XIII

Employee Matters

13.01       No Obligation to Hire Employees.  After the date of this Agreement but prior to the Closing Date, Purchaser may, but is not required to, offer employment to any Employee on such terms and conditions as Purchaser may determine, in its sole discretion.  Seller shall not take any action that could reasonably be expected to interfere with or prevent Purchaser from hiring the Employees, including offering (whether formally or informally) continued or alternative employment to any such Employee unless and until such Employee has rejected any offer of employment made by Purchaser; provided, however, that Seller shall not be required to provide Purchaser with access to any Employment Records or make available its personnel to assist Purchaser in its hiring activities.  Purchaser agrees to be solely responsible for all employment-related obligations accruing on or after Closing with respect to any Employees who are hired by Purchaser on or after Closing (“New Hire Employees”).  For purposes of this Section 13.01, “employment-related obligations” shall include compensation for services performed for Purchaser on or after Closing (and related employment and withholding taxes), benefits accrued under any Purchaser-sponsored employee welfare or pension benefit plan (as defined under ERISA Section 3(1)

or 3(2), respectively) covering the New Hire Employees on or after Closing, workers compensation benefits with respect to injuries occurring on or after the Closing, and all other costs associated with Purchaser’s employee benefit plans, contracts, programs, policies and arrangements.  Purchaser shall defend Seller against all discrimination, unfair labor practice or similar claims against Seller arising out of Purchaser’s hiring process as described in this Section 13.01, and shall indemnify and hold Seller harmless from and against any and all Losses (including reasonable attorneys’ fees) Seller may incur as a result of such claims.  This indemnification obligation is subject to the provisions of Section 12.06.

13.02       WARN Act.  Purchaser agrees to indemnify and hold Seller harmless for any obligations or liabilities to Employees that may arise under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101 et seq. (“WARN Act”), or any other applicable Law regarding notice of employment termination as a result of Seller’s termination of an Employee and Purchaser’s decision not to hire that Employee.  Purchaser’s indemnification of Seller in this regard specifically includes, but not by way of limitation, any claim by any such Employee for back pay, front pay, benefits or compensatory or punitive damages, offset by any amounts paid to such Employee in the form of severance payments or similar benefits; any claim by any Governmental Authority for penalties regarding any issue of prior notification (or any lack thereof) of any plant closing or mass layoff; and Seller’s defense costs, including attorneys’ fees, in defending any such claim.

13.03       Severance Obligations.

(a)           Seller shall be responsible for any severance pay or similar benefits due to any employee, whether salaried or hourly, under any plan, policy or arrangement of Seller; provided, however, Purchaser will reimburse Seller for severance pay or similar benefits reasonably and actually paid by Seller to any salaried Employee pursuant to the Smurfit-Stone Container Corporation Severance Pay Plan for Salaried Employees if that Employee applied for, but was not offered, employment with Purchaser and is otherwise eligible for benefits under the Smurfit-Stone Container Corporation Severance Pay Plan for Salaried Employees.

(b)           Following Closing, Seller shall deliver to Purchaser a certificate, signed by an officer of Seller, setting forth the aggregate amount of severance pay and similar benefits for which reimbursement by Purchaser is due pursuant to Section 13.03(a).  Purchaser shall reimburse Seller for all such costs and liabilities within thirty (30) Business Days of receipt of such certificate.

13.04       COBRA Health Care.  Seller shall be responsible for health care continuation coverage of any former employees and their qualified dependents who, at the time of the Closing, are receiving continuation of health care coverage as required by the Consolidation Omnibus Reconciliation Act of 1985 (“COBRA”) under affected Welfare Plans of Seller.  After the Closing Date, Seller shall extend to Employees the option of continuing health care coverage under Seller’s Welfare Plans if, and to the extent, required by COBRA.  Purchaser shall be responsible for providing health care continuation coverage as required by COBRA to any New Hire Employees who are terminated by Purchaser after the Closing Date.

13.05       Past Service and Vacations.  New Hire Employees who are salaried Employees (“Salaried New Hire Employees”) will receive credit for Past Service (as hereinafter defined) in determining vacation entitlement under Purchaser’s applicable vacation policy.  “Past Service” means service (i) as an employee of Seller or Seller’s subsidiaries or parent corporation and (ii) as an employee of predecessor companies prior to the acquisition of the Business by Seller, but only to the extent that such service is recognized for vacation accrual purposes by Seller.

13.06       Participation in Purchaser’s Plans.  Salaried New Hire Employees shall be eligible for participation in any health coverage, insurance, retirement and other benefit plans or arrangements (including all “employee benefit plans” as defined by Section 3(3) of ERISA) for which similarly situated employees of Purchaser are eligible, which participation shall at all times be in accordance with the terms of such plans except as otherwise expressly provided in this Section 13.06.  Purchaser will give Salaried New Hire Employees credit for Past Service for purposes of (i) determining eligibility for participation in the above referenced plans or arrangements, (ii) determining the duration and amount, if any, of short-term disability benefits due and (iii) vesting (including eligibility for early retirement, disability and benefit options and forms) under any retirement plans covering the Salaried New Hire Employees.  Salaried New Hire Employees will also receive credit toward any deductible under Purchaser’s medical plans for expenses incurred in 2007 under Seller’s corresponding plans.  Purchaser will waive any pre-existing condition restrictions under Purchaser’s self-insured health plans with respect to Salaried New Hire Employees.  Seller agrees to provide Purchaser with any and all information necessary to facilitate the timely and efficient enrollment of New Hire Employees into Purchaser’s Welfare Plans and other employee benefit plans, including health plan coverage information, dependent data, and amount of deductibles paid.  Nothing in this Agreement, however, shall be deemed to (i) require Purchaser to give Salaried New Hire Employees credit for Past Service for purposes of benefit accruals under any of Purchaser’s retirement plans, (ii) require Purchaser to provide Salaried New Hire Employees with any particular level of benefits or maintain any particular employee benefit plan, program, policy or arrangement, or (iii) prohibit or restrict, in any way, Purchaser’s right to amend or terminate any plan, program, policy or arrangement.  Purchaser shall remain solely responsible for all costs associated with its employee benefit plans, contracts, programs, policies and arrangements.

13.07       Seller’s Retained Labor and Employment Liabilities.  Notwithstanding any provision herein to the contrary, Purchaser shall not assume and Seller shall remain solely responsible for all liabilities under the Employment Agreements, Collective Bargaining Agreements, and Employee Plans.  Furthermore, Purchaser shall not assume and Seller shall remain solely responsible for and shall indemnify and hold harmless Purchaser from and against any and all claims, losses, damages, costs, and expenses (including attorneys fees and expenses) and other liabilities and obligations relating to or arising from (i) all workers’ compensation claims, both medical and disability, and all claims under other government-mandated programs which are asserted by New Hire Employees and are based on injuries occurring on or prior to Closing, (ii) all claims arising or accruing under Seller’s Employee Plans, (iii) all workers’ compensation claims of Employees who do not become New Hire Employees, and (iv) all claims of Employees based on such Employee’s employment with Seller or any Affiliate of Seller.

13.08       Miscellaneous Employee Matters.  Purchaser and Seller agree to utilize the “Standard Procedure” set forth in Revenue Procedure 2004-53, IRB 2004-34, August 18, 2004 or a corresponding future revenue procedure or other administrative pronouncement with regard to the reporting requirements attributable to wages paid or to be paid New Hire Employees.

13.09       No Third Party Beneficiaries.  Except as otherwise expressly provided for in this Agreement, nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon or give to any Person other than the parties hereto, any rights, remedies or other benefits under or by reason of this Agreement.

ARTICLE XIV

Certain Other Understandings

14.01       Post Closing Access to Records and Records Retention.

(a)           Purchaser and Seller shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such information and assistance as may be reasonably requested in connection with the preparation and filing of any Tax return, claim for refund or other Tax filings, or in connection with any audit or other examination by any Governmental Authority or any judicial or administrative proceeding relating to Taxes and (ii) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax return, filing, audit, examination or proceeding, provided that the foregoing shall be done during normal business hours and in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

(b)           Without limiting Section 14.01(a) above, in order to facilitate the resolution of any claims made by or against or incurred by Seller after the Closing, upon reasonable notice, Purchaser shall, after the Closing:  (i) afford the officers, employees and authorized agents and representatives of

Seller reasonable access, during normal business hours, to the offices, properties, books and records of Purchaser with respect to the Business; (ii) furnish to the officers, employees and authorized agents and representatives of Seller such additional financial and other information regarding the Business as Seller may from time to time reasonably request; and (iii) make available to Seller those employees of Purchaser whose assistance, testimony or presence is necessary as witnesses in hearings or trials; provided, however, that such access or requests shall not unreasonably interfere with the business or operations of Purchaser.

(c)           Except with respect to information regarding Taxes which is governed by clause (a) above, and except when a longer retention period is otherwise required by Law or agreed to in writing, Seller and Purchaser shall retain, in accordance with the applicable retention periods prescribed in such party’s records retention policy, in each case, existing as of the date of this Agreement (which either party is free to amend, supplement or replace, from time to time, without the consent of the other party provided that any such amendment, supplement or replacement applies generally to the records of the party), all material information relating to the Purchased Assets.

14.02       Consents Not Obtained at Closing.  Other than those consents the receipt of which is a condition precedent to the Closing and which consents will be obtained by Seller prior to Closing, Seller agrees to attempt diligently to obtain any necessary consents which may be required to effect the assignment to Purchaser of the contract obligations transferred to Purchaser under this Agreement and Purchaser will diligently cooperate with Seller in obtaining the same, and will take such steps as reasonably requested by Seller with respect thereto.  Except as provided in Section 5.04(b) and Section 5.08, in such cases where such consents have not been obtained by the Closing Date, this Agreement, to the extent permitted by Law, shall constitute an equitable assignment by Seller to Purchaser of all of Seller’s rights, benefits, title and interest in and to such Assumed Contracts, and Purchaser shall be deemed to be Seller’s agent for the purpose of completing, fulfilling and discharging all of Seller’s rights and liabilities arising after the Closing Date under such Assumed Contracts, and Seller shall take all reasonably necessary steps and actions to provide Purchaser with the benefits of such Assumed Contracts.

14.03       Bulk Sale Waiver and Indemnity.  The parties hereto acknowledge and agree that no filings with respect to any bulk sales or similar laws have been made, nor are they intended to be made, nor are such filings a condition precedent to the Closing.

14.04       Use of Business Names.

(a)           Purchaser and its Affiliates may sell and otherwise distribute the supply of products that is part of the Inventories, even though the products bear a Smurfit-Stone logo or other Smurfit-Stone designation, until such supply is exhausted or until the end of the period of 180 days after the Closing Date (the “Initial Phase-out Period”), whichever occurs earlier.  Product made by Purchaser and its Affiliates after the Closing Date may, if desired by Purchaser and its Affiliates, bear a decal or other identification with the words “formerly manufactured by Smurfit-Stone Container Corporation,” provided that no product is manufactured, sold or distributed by Purchaser or its Affiliates bearing “Smurfit-Stone” or “Smurfit-Stone Container Corporation” in any form after the end of the period of one (1) year after the Closing Date.

(b)           Purchaser and its Affiliates may use the supply of stationery and invoices that is part of the Inventories until such supply is exhausted or until the end of the Initial Phase-out Period, whichever occurs earlier, provided that these materials are modified, by sticker, decal or similar means to obliterate the appearance of “Smurfit-Stone” in any form, including a Smurfit-Stone logo.

(c)           Purchaser shall no longer display any Smurfit-Stone signs on the premises it acquires after one (1) month following the Closing Date; provided, however, that Purchaser shall have up to sixty (60) days after the Closing Date to remove such signage from trucks and service vehicles.

(d)           Other than as provided above in this Section 14.04, no use of Smurfit-Stone in logo form or in any other manner shall be made by Purchaser or its Affiliates.  Neither Purchaser nor its

Affiliates shall acquire or adopt any name, trademark or trade dress similar or confusingly similar to any name or trademark retained by Seller under this Agreement.

14.05       Communications and Remittances.

(a)           All mail, communications, notices and/or remittances regarding sales, reimbursements or credits relating to sales after the Closing Date possessed or received by Seller at any time after the Closing Date shall be promptly turned over to Purchaser by Seller.  Seller shall cooperate with Purchaser, and take such actions as Purchaser may reasonably request, to assure that customers of the Business send such remittances directly to Purchaser, and to assure that such remittances from customers of the Business which are improperly sent to Seller are not commingled with Seller’s assets, but are promptly delivered to Purchaser.

(b)           All mail, communications, notices and/or remittances regarding sales, reimbursements or credits relating to sales prior to the Closing Date possessed or received by Purchaser at any time after the Closing Date shall be promptly turned over to Seller by Purchaser.  Purchaser shall cooperate with Seller, and take such actions as Seller may reasonably request, to assure that such remittances improperly sent to Purchaser are not commingled with Purchaser’s assets, but are promptly delivered to Seller.

(c)           Promptly upon Closing, the parties agree to send a joint communication to trade customers relating to changes in address for remittances and other correspondence.

ARTICLE XV

Miscellaneous

15.01       Cost and Expenses.  Purchaser will pay its own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the purchase of the Purchased Assets and the other transactions contemplated by this Agreement (except as otherwise specifically provided for herein).  Seller will pay its own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the sale of the Purchased Assets and the other transactions contemplated by this Agreement (except as otherwise specifically provided for herein).

15.02       Entire Agreement.  The Disclosure Schedule and the Exhibits referenced in this Agreement are incorporated into this Agreement and together with the Transaction Documents contain the entire agreement between the parties hereto with respect to the transactions contemplated hereunder, and supersede all negotiations, representations, warranties, commitments, offers, contracts and writings prior to the date hereof (including that certain letter agreement dated May 4, 2007 by and between Seller and Purchaser, as amended or supplemented).  No waiver and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the party to be bound thereby.

15.03       Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

15.04       Assignment, Successors and Assigns.  The respective rights and obligations of the parties hereto shall not be assignable without the prior written consent of the other party; provided, however, that Purchaser may assign all or part of its rights under this Agreement and delegate all or part of its obligations under this Agreement to one or more Persons (other than natural persons) who are Affiliates, in which event all the rights and powers of Purchaser and remedies available to it under this Agreement shall extend to and be enforceable by each such Affiliate.  Any such assignment and delegation shall not release Purchaser from its obligations under this Agreement, and further, Purchaser guarantees to Seller the performance by each such Affiliate of its obligations under this Agreement.  In the event of any such assignment and delegation, the term “Purchaser” as used in this Agreement shall be deemed to refer to each such Affiliate of Purchaser where reference is made to actions to be taken with respect to the acquisition of the Business or the Purchased Assets, and shall be deemed to include both Purchaser and each such Affiliate where appropriate.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.  Either or both of Seller and Purchaser may assign rights under this Agreement, in whole or in part, to any Intermediary as set forth in Section 15.05.  Notwithstanding anything to the contrary, if either Seller or Purchaser substitutes an Intermediary in accordance with Section 15.05, then either Seller or Purchaser, as the case may be, shall guarantee the performance of, and be responsible for any breach or violation of, such Intermediary under this Agreement.

15.05       Like-Kind Exchange.  The parties agree that either or both of Seller and Purchaser may, in its discretion and with ten (10) Business Days prior written notice to the other party, substitute a qualified intermediary as defined in Treasury Regulations Section 1.1031 (k)-1(g)(4) (an “Intermediary”) to act in place of Seller or Purchaser, in whole or in part, as the seller or purchaser of the Purchased Assets, as applicable, and thereby elect to consummate the transaction as a like kind exchange pursuant to Section 1031 of the Code and any state and local counterpart provision.  Seller and Purchaser each agrees to accept any escrow instructions and any other required performance of the other hereunder from an Intermediary and to render performance of such party’s obligations hereunder to an Intermediary.  Seller and Purchaser each agrees to pay any and all additional costs (including costs incurred by the other party) incurred as a result of substituting an Intermediary for itself.  Neither Seller nor Purchaser, as the non-exchanging party, shall assume any responsibility for the tax consequences to the other arising out of any exchange effected by Seller or Purchaser as the exchanging party.

15.06       Savings Clause.  If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof.

15.07       Headings.  The captions of the various Articles and Sections of this Agreement have been inserted only for convenience of reference and shall not be deemed to modify, explain, enlarge or restrict any of the provisions of this Agreement.

15.08       Risk of Loss.  Risk of loss, damage or destruction to the Purchased Assets shall be upon Seller until the Closing, and shall thereafter be upon Purchaser.

15.09       Governing Law.  The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of New York, excluding the “conflict of laws” rules thereof.

15.10       Press Releases.  Pending Closing, all notices to third parties (other than communications to employees of Seller) and all other publicity (including press releases) relating to the transactions contemplated by this Agreement shall be jointly planned, coordinated, and agreed to by Purchaser and Seller, except to the extent disclosures are required by Law, in which case such party will use reasonable efforts to consult with the other party with respect to the language of any such report, statement or press release.  With respect to any proposed communication prior to Closing from Purchaser to employees of Seller, any such communication that refers to Seller or its Affiliates shall require the approval of Seller prior to its use, which approval shall not be unreasonably withheld, conditioned or delayed.

15.11       U.S. Dollars.  All amounts expressed in this Agreement and all payments required by this Agreement are in United States dollars.

15.12       Survival.  All representations and warranties made by any party in this Agreement shall be deemed made for the purpose of inducing the other party to enter into this Agreement and shall survive the Closing, subject to Article XII hereof.

15.13       Notices.

(a)           All notices, requests, demands and other communications under this Agreement shall be in writing and delivered in person, or sent by facsimile or sent by certified mail, postage prepaid, and properly addressed as follows:

To Seller:

Smurfit-Stone Container Enterprises, Inc.

Six City Place Drive

Creve Coeur, MO  63141

Fax:  (314) 656-5713

Attention:  Craig A. Hunt, General Counsel

With Copy To:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL  60601

Fax:  (312) 558-5700

Attention:  Joseph A. Walsh, Jr.

To Purchaser or GP:

Georgia-Pacific Brewton LLC

Georgia-Pacific LLC

133 Peachtree Street N.E.

Atlanta, GA  30303

Fax:  (404) 487-4137

Attention:  General Counsel

(b)           Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the party sought to be charged with its contents.

(c)           All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 15.13, if delivered personally or air courier, shall be effective upon delivery; if sent by facsimile, shall be effective upon receipt of proof of transmission; and if delivered by mail, shall be effective upon deposit in the United States mail, postage prepaid.

15.14       No Third Party Beneficiaries.  This Agreement is solely for the benefit of Seller and its successors and permitted assigns with respect to the obligations of Purchaser under this Agreement, and for the benefit of Purchaser and its successors and permitted assigns with respect to the obligations of Seller under this Agreement.  This Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

15.15       Jurisdiction and Consent to Service.  Each of Seller and Purchaser (a) agrees that any suit, action or proceeding arising out of or relating to this Agreement shall be brought solely in the courts of the State of New York located in the City of New York or of the United States of America for the Southern District of New York; (b) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement; (c) waives any objection that it may have to the laying of venue in any such suit, action or proceeding in any such court; and (d) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.

15.16       WAIVER OF A JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

15.17       No Presumption Against Drafter.  Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement.  In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.

15.18       Parent Guarantee.  GP does hereby unconditionally and irrevocably guarantee to Seller the prompt performance and payment, as the case may be, of the Guaranteed Obligations (as hereafter defined).  For purposes of this Agreement, “Guaranteed Obligations” means all actions required to be taken, and all amounts required to be paid, by Purchaser pursuant to the terms and conditions of this Agreement and the Transaction Documents.  Seller may obtain recourse against GP for the payment and performance of the Guaranteed Obligations prior to, concurrently with, or after any other action, proceeding, or other means by which Seller may from time to time elect to enforce such Guaranteed Obligations.  In no event shall Seller be deemed to have elected any remedy which precludes or impairs their ability to proceed against GP hereunder.  GP hereby waives protest, presentment, demand for payment and notice of default or nonpayment.  Notwithstanding anything else in this Agreement to the contrary, GP may not assign or transfer its obligations hereunder to any other person without the prior written consent of Seller.  GP shall be entitled to perform or satisfy the Guaranteed Obligations pursuant to the same terms and conditions and subject to the same rights and limitations as are applicable to Purchaser under this Agreement.

15.19       License of White Top Intellectual Property.  Seller hereby grants to Purchaser, as of the Closing, with no further action of either party, a transferable, non-exclusive, perpetual, royalty-free, world-wide, license to the White Top Intellectual Property.  Purchaser may modify and create derivative works from the White Top Intellectual Property.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement the day and year first above written.

SMURFIT-STONE CONTAINER
ENTERPRISES, INC.

By:	/s/ Charles A. Hinrichs

Name:	Charles A. Hinrichs

Title:	Senior Vice President & Chief Financial Officer

GEORGIA-PACIFIC BREWTON LLC

By:	/s/ Christian Fischer

Name:	Christian Fischer

Title:	President

GEORGIA-PACIFIC LLC

By:	/s/ Christian Fischer

Name:	Christian Fischer

Title:	Executive Vice President—Packaging

[Signature Page to Asset Purchase Agreement]

Exhibits

		Section
Exhibit	Description	Reference

A	White-Top Supply Agreement	1.02

B	Transition Services Agreement	1.02

C	Allocation of Purchase Price	2.06

D	Special Warranty Deed	3.02	(a)

E	Assignment and Assumption Agreement	3.02	(b)

F	Bill of Sale	3.02	(b)

G	Trademark Assignment	3.02	(b)